











One Myers. Stronger Together.

2022 ANNUAL REPORT

TABLE OF CONTENTS



OUR VISION

As One Myers, our vision is to be a high-growth, customer-centric innovator of engineered plastics solutions, while continuing to optimize and grow our distribution segment.

Currently in our Horizon One phase, we're focused on strengthening the Company through organic growth initiatives, commercial and operational excellence, pursuing bolt-on acquisitions and driving a high-performing culture that will allow us to achieve our vision of having a positive impact on the daily lives of people all around the world.

OUR VALUES

A vision will fall flat without strong values to guide you along the way. As we focus on Horizon One, the values that serve as our compass include:

- **Integrity:** Our word is our bond; we do what we say we are going to do.
- **Optimism:** We see the glass as half full. We work with the assumption that people are fair, honest and have good intentions.
- **Customer Focus:** We will deliver the right product at the right time every time.
- **Can-do Spirit:** We will always find a way. We have a can-do spirit. We will deliver. For our employees, our customers, our community, our shareholders.

MAJOR MILESTONES IN 2022

Acquired Mohawk Rubber Sales. This leading auto aftermarket distributor had approximately $65 million in sales in 2021. The business will bring geographic coverage, scale and sales to Myers' Distribution Segment.

Purchased a 41,000 square-foot rotational molding facility and manufacturing assets of Step2 Co, LLC, increasing production capacity and improving our ability to serve customers in the southeastern USA.





Released inaugural ESG Report. Our Environmental, Social and Governance (ESG) Report highlights the Company's commitment to sustainable business practices and summarizes the way we are addressing key ESG focus areas: products, planet and people.

Focused Strategy, Planning and Goal Achievement Set the Stage for Success in 2022

OUR 3-HORIZON STRATEGY

Horizon 1	2020–2023	Horizon 2	2023–2026	Horizon 3	2026–2029
Self-Help, Organic Growth, Bolt-on M&A		*Continued execution of Horizon 1 +* **Enterprise-Level M&A with North America Focus**		*Continued execution of Horizon 1 and 2 +* **Enterprise-Level M&A with Global Focus**	
Execute via three approaches: ■ **Self-Help:** Integrated purchasing and supply chain, pricing, SG&A optimization, asset capability ■ **Organic Growth:** Sales and commercial excellence, innovation, e-commerce ■ **Bolt-on M&A** within existing plastics technologies		■ Use cash flow and learning/experience gained from Horizon 1 to acquire larger firms in North America ■ Potential to grow in adjacent technologies		■ Expand globally via M&A ■ Maintain focus on plastics manufacturing, expand to other substrates	
$1B Revenue Target		**$2B** Revenue Target		**$3B+** Revenue Target	

EXECUTING ON FINANCIAL GOALS

Sustained above-average performance over several quarters, and through a variety of harsh economic conditions, boosts our confidence in maintaining our transformation through future market and economic cycles.

$900M Net Sales	**$1.68** Adj EPS*	**$109M** Adj EBITDA*	**12%** Adj EBITDA Margin*
#1 & #2 Position in Diverse, Niche Markets	**~2,500** Employees	**11** Strong Brands	

*Non-GAAP Measure. See Appendix for reconciliation to most directly comparable U.S. GAAP Measure.

leadership message

Dear Fellow Shareholders:

In my last letter, I wrote about the promise and the potential of Myers Industries. I wrote that we were transforming a sleepy, historically under-managed, small cap company into a world class enterprise. I wrote about how we were now running as a single, aligned, team, focused on executing a straight-forward strategy that will produce remarkable results. I felt then, and I feel now, a deep belief that we would start to win, and win in a meaningful fashion. In 2022, we did just that.

2022 was a year of record top- and bottom-line results, with year-over-year revenue growth of 18%, adjusted EBITDA growth of 51%, and adjusted EPS growth of 73%. I'm proud of our team, of our people, of how they performed and the results they delivered in 2022. The elements of our Strategy that I've spoken about in earnings calls and in shareholder letters are coming to fruition. We have consistency in our direction and in our purpose. We have consistency in our strategy and are executing against it. As I've said in past communications, we know what to do and are doing it.



While recognizing that 2022 was a year of record results; I'm most excited about Myers' future, because I continue to believe that the Company has so much unrealized potential. We can see it and we have the people in place to capture it. As we capture this potential, we are putting in place processes to institutionalize it. To do this, we are creating an Operating System, the Myers Operating System, to make sure these improvements are structural, scalable, and lasting. The Myers Operating System will drive standard work processes across the Company, ensuring that best practices are applied across all of our legacy business units as well as our new acquisitions. Over the next years, we will leverage this system to continue to drive Myers

to be a world class company that's on a sustained trajectory of 'up and to the right.' The operational and commercial advancements underway are impactful and compelling.

What gives me confidence in the direction of our Company is that we have a Strategy that is simple and consistent. I find that for many small caps, or many companies in general, the strategy and its execution fails because it's too complicated, or because it's ever-changing and not consistent. Our Strategy is straight-forward (and not complicated). Our Strategy is consistent (and not changing by the day, the quarter, or the year). Our Strategy has been in place since mid-year 2020 and consists of three 3-4 year phases (or Horizons). The first Horizon centered on increasing EBITDA through Operational and Commercial improvements while we did a few smaller acquisitions. The second Horizon consists of continuing to execute those Operational and Commercial improvements, while we begin to make larger, more meaningful, moves on acquisitions. The third Horizon is focused on doing these, while we also begin to look at more meaningful international acquisitions.

Our Strategy has delivered good results. Our financials improved in 2022 due in part to the Horizon One Self-help actions we took throughout 2021 and 2022. As an example, our move to value based pricing paid off; and our efforts to centralize and change our approach to purchasing paid off as well. In addition to these successes, our operational excellence efforts took root, enabling our manufacturing facilities to operate more efficiently, improving output.

What makes me excited about the Company and our stock is that we have much more potential, much more runway. As an example, over the past two years we have made three acquisitions in the rotational molding industry. This is an industry where freight






cost and service levels matter, and we now have facilities that allow us to effectively cover the U.S. decreasing freight cost and increasing our service levels. Also, as we expected, each of these acquired businesses does something uniquely well; we can leverage these unique attributes across all of the other rotational molding businesses in our Material Handling segment. Over the course of 2023 and 2024 as we continue to integrate these acquisitions, the nationwide manufacturing grid, and the leveraging of best practices across our Rotational Molding business will continue to pay off and bear fruit.

Another example is our Distribution segment where we have made two acquisitions over the past years, Tuffy and Mohawk, providing a more robust footprint and greater capabilities in commercial and fleet vehicles. Over the next year, we will continue to integrate these businesses. The rationale for the acquisitions continues to play out: We are able to provide better service to our customers, and we are able to get scale with our suppliers. These two improvements provide an opportunity to increase margin and deliver more value for our shareholders.

As we execute these acquisitions, we learn. We get better at deal integration, learning that we need to consolidate IT systems early, and implement standard work processes. We deliberately elected to acquire a few smaller, less-complicated companies, so that we could learn and refine our processes. This approach has paid off; we have a better developed, more robust, integration playbook and process that suits us well as we now seek to open our aperture and pursue larger targets.

Our results are demonstrating that Myers is a stronger company; it has better talent, better processes, and its performance is more repeatable. Our Company will be hitting stride, just as others may experience some

difficulties and struggles due to a potentially tougher macro environment in 2023. I believe that the next two years will present opportunities to acquire good companies at reasonable valuations. We anticipated this moment, we wanted to be sure our capabilities were strong, and our balance sheet was strong as well. We wanted to be prepared, so that we could capitalize on a softer economy and lower acquisition prices. We are ready, we are prepared, and will be able to capitalize.

In 2023, Myers Industries will celebrate its 90th anniversary. Despite this long history, our current leadership team views itself as Founders—Founders of the "New Myers" and what it can become. The Company is new, has been re-invented, and operates with a growth-oriented and entrepreneurial zeal. It's exciting.

Since I joined Myers in April of 2020, we have a new approach, a new strategy, a new mindset, and a new capability. I always use a baseball game analogy to characterize our progress; I believe we're completing the second inning and entering the third. While we have had a few at-bats, the game and the opportunity is still well in front of us. I believe there is a long runway for the Company and a significant value creation opportunity for our shareholders. I encourage you to join me in investing in our Company and being a part of a growth and transformation story.

Sincerely,

Michael P. McGaugh
President & CEO

Overview of Our Business Segments

We conduct our business activity in two distinct segments: Material Handling and Distribution

72%	$648M	$105M	$123M
of Net Revenue	Net Sales	Adj Op Inc*	Adj EBITDA*

MATERIAL HANDLING

The Material Handling Segment designs and manufactures a broad selection of durable plastic and metal containers used repeatedly during their service life. Material Handling conducts operations in the United States and Canada, and serves a wide variety of markets, including industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles and much more. We sell products directly and through distributors.



- Reusable plastic containers
- Plastic pallets
- Organization and transport solutions
- Steel carts and safety cabinets
- Plastic bins
- Custom plastic parts
- Portable fuel containers
- Water containers
- Ammunition storage
- Shipping containers

m

AKRO-MILS

Ameri-Kart

BUCKHORN

Elkhart Plastics

Jamco Products

SCEPTER

TRILOGY PLASTICS



*Non-GAAP Measure. See Appendix for reconciliation to most directly comparable U.S. GAAP Measure.

PROUDLY SERVING DIVERSE END MARKETS

Our products can be found in a wide variety of end markets, including the auto aftermarket, industrial sector, vehicles, consumer products and the food and beverage industry.

Our End Markets



Auto Aftermarket	28%
Industrial	27%
Vehicle	18%
Food & Beverage	14%
Consumer	13%

28%	**$252M**	**$17M**	**$20M**
of Net Revenue	Net Sales	Adj Op Inc*	Adj EBITDA*

DISTRIBUTION

The Distribution Segment distributes tools, equipment and supplies used for tire, wheel and under-vehicle service on passenger, heavy truck and off-road vehicles. The Distribution Segment also manufactures tire repair materials and custom rubber products and manufactures and sells permanent and temporary reflective highway marking tape. We serve retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders and government agencies.



- Retread & tire repair
- Shop equipment
- Shop supplies & consumables
- Shop tools
- TPMS
- Valves and hardware
- Wheel balancing









*Non-GAAP Measure. See Appendix for reconciliation to most directly comparable U.S. GAAP Measure.

One Myers. Stronger Together. | 5

Myers Industries' Environmental, Social and Governance Report

The Importance of ESG

ESG performance is an important factor in how we run Myers. Our One Myers culture is grounded in our commitment to the environment, to protecting our employees and the communities where we operate, and to good corporate governance practices, all of which directly impact our performance and value.

The ESG Report, which debuted in 2022, marks an important milestone in our efforts to provide enhanced transparency about the ways in which we integrate sustainability and social responsibility in our daily operations.



PRODUCTS

- Circular and Sustainable Products
- Product Innovation and Quality
- Customer Focus and Satisfaction
- Supply Chain Management



PLANET

- Climate Resilience and Action
- Clean Air
- Energy Efficiency
- Waste Management



PEOPLE

- Workforce Health and Safety
- Attraction and Retention
- Engagement and Development
- Diversity, Equity and Inclusion





GOVERNANCE, ETHICS AND INTEGRITY



ESG Pillars—Products, Planet and People

We bring our ESG strategy to life through three primary pillars: Products, Planet and People. We established these three ESG pillars and identified material topics under each, which are supported by a strong foundation of Governance, Ethics and Integrity.

The pillars and topics provide the framework we use to focus our efforts on key areas for continuous improvement that will drive long-term sustainable growth and value for all stakeholders.

Quality, Sustainable Products Drive the Circular Economy

We are a leading innovator and manufacturer of reusable containers and packaging, with strengths in prominent plastics molding technologies, including:

- Rotational Molding
- Blow Molding
- Injection Molding



Advancing the Circular Economy

The plastic containers we manufacture are reusable, and, at the end of their service life, are returned to us by our customers, sent to a third-party processor and converted back into raw materials. These raw materials are then repurposed or recycled and reprocessed into new products, including our own. In fact, 99% of the plastic scrap from our manufacturing process is recycled to create new products. In 2022, we utilized 20.5 million pounds of recycled resin in our manufacturing processes.

COLLECTING AND REUSING SCRAP MATERIALS TO CREATE NEW PRODUCTS

Our durable plastic products are used for years, replacing single-use alternatives. When end-of-life products are returned by our customers, they are sent to a third-party processor to be converted into the raw materials necessary to create new products.



MYERS INDUSTRIES
Scrap From Production
INTERNAL PROCESSING
Separating, Grinding, Sorting ▪ Melting, Extruding and Pelletizing
Scrap From Production Processes
NEW MYERS PRODUCTS
INTERNAL PRODUCTION
Pellets Used in Processing Line

- **~100% of plastic products** are designed to be reusable and can be recycled into new products
- **Reusable plastic** reduces labor, shipping, packaging and waste disposal costs, and makes a direct positive impact on the environment

Empowering and Engaging Employees



Counting on Our Company Culture

We're proud of our continuously advancing, high-performance culture that prioritizes the safety of our people and communities. We are committed to attracting, retaining, engaging and developing our employees to empower their growth and further the success of our organization. With dedicated programs and investments to enhance our talent pipeline, onboarding, training and development, we are continuing to foster the human capital that will further drive our Company's growth.

United By One Vision

As One Myers, we believe that together we can make a difference. We aspire to unite people of diverse backgrounds and perspectives within our local communities through a vision of sustainable growth. We rely on the optimism and can-do spirit and executing our 3-Horizon strategy; engaging with the heart of our people in meeting the needs of our customers' communities; and cultivating innovative solutions within our Material Handling and Distribution segments.

AUTOMATION IMPROVES SAFETY FOR EMPLOYEES

We're actively installing safety measures, automated and traditional, to keep employees safe on the production line.

At Scepter in Miami, OH, robots have automated the process of punching out plastic cutouts and pushing scrap along a belt to regrind for use, reducing waste scrap. A large blow molding press was also automated in 2022, increasing efficiency, quality and employee safety.

Akro-Mils has two presses in the early stages of automation. There are robots attached and scheduled to be fully functional in 2023. These robots will remove drawers from the press, alleviating repetitive motion and providing hand safety for employees.

At Scepter in Canada, they've reduced band saw usage when separating blow molding and injection molding by setting up a manual reamer with specific nests for several products. This improves safety and efficiency. By adding semi-automation to the band saw, the process prevents employee access to the blade, and therefore limits its use to only qualified employees.



Focus on Company Culture

Integrating Core Values Through Day-to-Day Operations

Our goal is to familiarize employees with our four core values (Integrity, Optimism, Customer Focus and Can-do Spirit), so everyone can identify and exemplify these values while performing their day-to-day duties.

In the broadest sense, we aim to have all employees know and understand the four core values so they can align their daily work in a way that demonstrates these values.

For existing employees, we introduced this program as an exciting, reinforced message sharing core values and moving us closer to integration with our values.

For newly acquired employees, including those from Mohawk and Trilogy, we wanted to reinforce their value as part of our Company, sending the message that we brought them to the Myers team because they add to our success and already fit into our culture.

For future acquisitions, we will continue to make the opening message clear: We want you to be a part of our community because of your existing alignment with our products, our customers and most importantly, our core values. We want everyone to be excited about joining Myers because we are happy to have them.







EMBRACING KEY VALUES TO IMPROVE PERFORMANCE AND PROMOTE TRUST

Our people bring our One Myers culture and mindset to life through shared values that serve as our compass on our journey forward. Collectively, we are united by our ability to make a positive impact, deliver on our commitments and meet the challenges of today and tomorrow.



INTEGRITY

Our word is our bond; we do what we say we are going to do. Align your conduct with what you know to be excellent. What you do when no one is watching.



OPTIMISM

We see the glass as half full. We work with the assumption that people are fair, honest and have good intentions. Assume positive intent.



CUSTOMER FOCUS

We will deliver the right product at the right time every time. We exist to serve our customers.



CAN-DO SPIRIT

We will always find a way. We have a can-do spirit. We will deliver. For our employees, our customers, our community, our shareholders.

Governance, Ethics and Integrity





The Heart of a Successful Organization

We believe that sound corporate governance, ethics and integrity are at the heart of running a successful organization. We regularly evaluate our corporate governance practices against emerging trends and best practices to ensure we are aligned with our shareholders' interests.

Board of Directors

Our Board possesses a diverse mix of qualifications, skills and experiences that enable it to successfully oversee the Company's strategic priorities and provide effective oversight of management. We recognize the need for, and importance of, periodic Board refreshment, and believe our current Directors reflect the Board's efforts and commitment to achieving diversity with respect to age, gender, race and ethnicity.

Corporate Governance Committee

In 2022, the Board renamed the Corporate Governance and Nominating Committee to be the Corporate Governance Committee. The renamed committee is specifically charged with providing Board-level oversight and annual review of our ESG strategy, programs and initiatives in partnership with our cross-functional, leadership-level ESG Steering Committee.

Management conducts risk assessments of the Company overall and each of our business segments and updates the Board on the Company's processes relating to enterprise risk management. Management's assessment includes a review of strategic, financial, operational, compliance, cybersecurity, reputational and technology objectives and risks for the Company.

Board Demographics and Qualifications

DIRECTOR INDEPENDENCE



11%
89%

- Independent
- Non-Independent

GENDER DIVERSITY



33%
67%

- Female
- Male

RACIAL DIVERSITY



11%
89%

- Diverse
- Non-Diverse

BOARD TENURE



2
3
4

- 0–3 Years
- 4–9 Years
- 10+ Years

Ethics and Compliance



We operate with an unwavering commitment to the highest standards of ethics and integrity at all levels of our Company. We believe regulatory compliance and responsible business conduct across the organization are fundamental to our success.

Our code of business conduct and ethics drives principled decision-making across the Company and provides guidance to ensure we adhere to the highest standards of behavior.

Our commitments to integrity, safety and well-being extend beyond our internal workforce.

Our supplier code of conduct includes fostering a responsible supply chain. We respect and promote human rights as a fundamental value. Our Human Rights Policy, published in 2021, reinforces our commitment to human rights in our own operations and throughout our supply chain.

Myers is committed to complying with all applicable legal and regulatory requirements. Additionally, we actively monitor the evolving regulatory landscape to assess emerging requirements and best practices for implementation.

Protecting the data and information assets generated by us and entrusted to us is essential to the long-term success of our business and to maintaining trust with our stakeholders. To prevent and mitigate the risk of cybersecurity attacks, we conduct annual internal testing and maintain security measures, including 24/7 intrusion detection monitoring and multifactor authentication on the Company's devices and human resources applications.

In conjunction with the annual enterprise risk management updates the Board receives from management, the Board reviews cybersecurity risks and objectives, including our programs to monitor, identify and mitigate those risks. The Company's Director of Information Technology (IT) reports to the Board on cybersecurity and IT matters annually as well as on an as-needed basis.

leadership team

Management Team

Our management team is comprised of cross-functional leaders from multiple industries and disciplines. The focus of our management team is clear: operate with a servant leadership mentality and work diligently to execute on our strategic and financial goals to drive shareholder value and solidify our position as an industry leader and global growth company.

Board of Directors

Our Board of Directors is comprised of nine members, all of whom, except our president and CEO, are independent. The Board is responsible for overseeing the management of the Company in accordance with all laws and regulations. The Board of Directors reviews the Company's strategic plan annually, which addresses, among other things, the Company's risks and opportunities. Areas of oversight are delegated to the relevant committees of the Board, and those committees regularly report on their deliberations.





FRONT ROW

Darren Clemente
Director, Information Technology

Lorelei Evans
Vice President, Human Resources

Monica Vinay
Interim CFO & Vice President,
Investor Relations & Treasurer

Michael P. McGaugh
President & Chief Executive Officer

Matthew Marchel
Vice President, Material Handling
Segment—Rotational Molding

Mike Miller
Vice President, Material Handling
Segment—Blow Molding

BACK ROW

Jeff Baker
Vice President, Shared Services

Jack Welter
Consultant to the CEO

Dave Basque
Vice President, Integration &
Vice President, Material Handling
Segment—Injection Molding

Paul Johnson
Vice President,
Distribution Segment

Jim Gurnee
Vice President, Sales, Marketing
and Commercial Excellence

Kevin McElgunn
Senior Director of Strategy
and Corporate Development

FRONT ROW

Yvette Dapremont Bright
Audit Committee, Corporate
Governance Committee

Sarah R. Coffin
Chairman, Corporate Governance
Committee

William A. Foley
Audit Committee, Corporate
Governance Committee

Jeffrey Kramer
Compensation & Management
Development Committee

BACK ROW

Michael P. McGaugh
President & Chief Executive Officer

Lori Lutey
Chairman, Audit Committee

Ronald M. De Feo
Chairman, Compensation
& Management Development
Committee

F. Jack Liebau, Jr.
Chairman of the Board,
Audit Committee, Compensation
and Management Committee,
Corporate Governance Committee

Bruce M. Lisman
Compensation & Management
Development Committee,
Corporate Governance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

COMMISSION FILE NUMBER 001-08524

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OHIO		**34-0778636**
(State or other jurisdiction of incorporation or organization)		(IRS Employer Identification Number)
1293 S. MAIN STREET, AKRON, OHIO	**44301**	**(330) 253-5592**
(Address of Principal Executive Offices)	(Zip Code)	(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, without par value	MYE	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☒
Non-Accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sale price on the New York Stock Exchange as of June 30, 2022: $470,633,174

Indicate the number of shares outstanding of registrant's common stock as of February 24, 2023: 36,563,078 Shares of Common Stock, without par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Definitive Proxy Statement for its 2022 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1.   Business

General Development of Business

Myers Industries, Inc. (the "Company") was founded in 1933 and is headquartered in Akron, Ohio. The terms "Myers Industries," "Company," "we," "us," or "our" wherever used herein refer to the Company, unless the context indicates to the contrary. Since its founding, the Company has grown from a small storefront distributing tire service supplies into an international manufacturing and distribution enterprise. In 1971, the Company went public, and the stock is traded on the New York Stock Exchange under the ticker symbol MYE.

The Company is a leader in the manufacturing of plastic reusable material handling containers and pallets, and plastic fuel tanks as well as the largest distributor of tools, equipment and supplies for the tire, wheel and under-vehicle service industry in the United States. Our plastic bulk containers replace single-use packaging, reducing waste and improving sustainability.

As of December 31, 2022, the Company operated seventeen manufacturing facilities, seven sales offices, nine distribution centers and three distribution branches located throughout North and Central America; and has approximately 2,500 employees.

Serving customers around the world, Myers Industries' brands provide sustainable solutions to a wide variety of customers in diverse niche markets. Myers Industries' diverse products and solutions help customers to improve shop productivity with point of use inventory, to store and transport products more safely and efficiently, to improve sustainability through reuse, to lower overall material handling costs, to improve ergonomics for their labor force, to eliminate waste and to ultimately increase profitability.

The Company's business strategy is focused on transforming its Material Handling Segment into a high-growth, customer-centric innovator of engineered plastic solutions while continuing to optimize and grow its Distribution Segment. Myers Industries' long-term plan is comprised of three, three-year horizons, each outlining specific actions to drive profitable revenue growth. Actions during the first horizon are focused on four strategic pillars:

- driving organic growth through sales and commercial excellence, pricing focus, innovation and e-commerce;

- operational excellence through continuous improvement, purchasing rigor and selling, general and administrative ("SG&A") expense optimization;

- complementing organic growth through bolt on acquisitions that can expand opportunities in current and adjacent markets; and

- developing a high-performance mindset and culture focused on safety first, talent development, inclusion, servant leadership and community involvement.

The Company has made substantial progress against the first horizon of its strategic plan, which was introduced in late 2020. In 2023, the Company is beginning the transition from horizon one to horizon two, continuing to execute on the four pillars above while exploring larger acquisitions.

Description of Business

The Company conducts its business activities in two distinct business segments, Material Handling and Distribution, consistent with the manner in which the Company's Chief Operating Decision Maker evaluates performance and makes resource allocation decisions.

The Material Handling Segment manufactures a broad selection of durable plastic reusable containers that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment's products include pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. Injection molding and blow molding primarily use electric power to heat and press resin into molds to form the products. Rotational molding involves multi-axis rotation of molds in natural gas fired ovens to form the resin into our products. The Material Handling Segment conducts operations in the United States and Canada. The Material Handling Segment serves a wide variety of markets, including industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles, consumer markets, among others. Products are sold both directly to end-users and through distributors.

The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire servicing, wheel and automotive under-vehicle service on passenger, heavy truck and off-road vehicles and the manufacturing of tire repair materials and custom rubber products. The Distribution Segment also manufactures and sells permanent and temporary reflective highway marking tape. The Distribution Segment operates domestically through its sales offices and nine regional distribution centers in the United States, and in certain foreign countries through export sales as well as branch operations principally in Central America. The Distribution Segment serves retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire re-treaders, and government agencies.

On May 31, 2022, the Company acquired the assets of Mohawk Rubber Sales of New England Inc. ("Mohawk"), a leading auto aftermarket distributor, which is included in the Company's Distribution Segment. Mohawk's annual sales were approximately $65 million at the time of the acquisition.

On July 30, 2021, the Company acquired the assets of Trilogy Plastics, Inc. ("Trilogy"), a manufacturer of custom products for the industrial, consumer, lawn and garden, heavy truck, medical and other markets, which is included in the Company's Material Handling Segment. Trilogy's annual sales were approximately $35 million at the time of the acquisition.

On November 10, 2020, the Company acquired the assets of Elkhart Plastics, Inc. ("Elkhart Plastics"), a manufacturer of engineered products for the recreational vehicle, marine, agricultural, construction, truck and other industries, which is included in the Company's Material Handling Segment. Elkhart Plastics' annual sales were approximately $100 million at the time of the acquisition.

The following table summarizes the key attributes of the business segments for the year ended December 31, 2022:

Material Handling Segment

Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$647.6 72%	• Plastic Reusable Containers & Pallets • Plastic Storage & Organizational Products • Plastic and Metal Carts • Metal Cabinets • Custom Products	• Akro-Mils® • Jamco® • Buckhorn® • Ameri-Kart® • Scepter® • Elkhart Plastics™ • Trilogy Plastics	• Plastic Rotational Molding • Plastic Injection Molding • Structural Foam Molding • Plastic Blow Molding • Material Regrind & Recycling • Product Design • Prototyping • Product Testing • Material Formulation • Plastic Thermoforming • Infrared Welding • Metal Forming • Stainless Steel Forming • Powder Coating	• Agriculture • Automotive • Food Processing • Food Distribution • Healthcare • Industrial • Manufacturing • Retail Distribution • Wholesale Distribution • Consumer • Recreational Vehicle • Marine • Military • Custom

Distribution Segment

Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$252.0 28%	• Tire Valves & Accessories • Tire Changing & Balancing Equipment • Lifts & Alignment Equipment • Service Equipment • Hand Tools • Tire Repair & Retread Equipment & Supplies • Brake, Transmission & Allied Service Equipment & Supplies • Highway Markings • Industrial Rubber • General Shop Supplies • Tire Pressure Monitoring System	• Myers Tire Supply® • Myers Tire Supply International • Patch Rubber Company® • Elrick • Fleetline • MTS • Mohawk Rubber Sales • Seymoure • Tuffy • Advance Traffic Markings • MXP™	• Broad Sales Coverage • Local Sales • Nine Strategically Placed Distribution Centers • International Distribution • Personalized Service • National Accounts • Product Training • Repair/Service Training • New Products/Services "Speed to Market" • Rubber Mixing • Rubber Compounding • Rubber Calendaring • Tiered Product Offerings	• Retail Tire Dealers • Truck Tire Dealers • Auto Dealers • Commercial Auto & Truck Fleets • General Repair & Services Facilities • Tire Re-treaders • Tire Repair • Governmental Agencies • Telecommunications • Industrial • Road Construction • Mining • Truck Stop Operations

Segments Overview

Material Handling Segment

The Material Handling Segment manufactures highly engineered polymer packaging containers, storage and safety products, and specialty molded parts. The brands within this segment include **Buckhorn®**, **Akro-Mils®**, **Jamco®**, **Ameri-Kart®, Elkhart Plastics™, Trilogy Plastics and Scepter®.**

Buckhorn's reusable containers and pallets are used in closed-loop supply chain systems to help customers improve product protection, increase handling efficiencies, reduce freight costs and eliminate solid waste and disposal costs. Buckhorn offers products to replace costly single use cardboard boxes, wooden pallets, and steel containers. Buckhorn has a broad product line that includes injection-molded and structural foam-molded constructions. Buckhorn's product lines include hand-held containers used for inventory control, order management and transportation of retail goods; collapsible and fixed-wall bulk transport containers for light and heavy-duty tasks; intermediate bulk containers for the storage and transport of food, liquid, powder, and granular products; plastic pallets; and specialty boxes designed for storage of items such as seed. Buckhorn also produces a wide variety of specialty products for niche applications and custom products designed according to exact customer specifications.

Akro-Mils material handling products provide customers everything they need to store, organize and transport a wide range of goods while increasing overall productivity and profitability. Serving industrial, commercial and consumer markets, Akro-Mils products range from AkroBins® — the industry's leading small parts bins — to Super-Size AkroBins, metal panel and bin hanging systems, metal and plastic storage cabinet and bin systems, wire shelving systems, plastic and metal transport carts and a wide variety of custom storage and transport products. Akro-Mils products deliver storage and organization solutions in a wide variety of applications, from creating assembly line workstations to organizing medical supplies and retail displays. Emphasis is placed on product bundling and customizing systems to create specific storage and organization configurations for customers' operations.

Jamco Products is well established in industrial and commercial markets with its wide selection of welded steel service carts, platform trucks, mobile work centers, racks and cabinets for plastic bins, safety cabinets, medical cylinder carts and more. Jamco Products' quality product offering, relationships with industrial distributors and reputation for quality and service complements Myers Industries' other Material Handling businesses.

Ameri-Kart is an industry leading rotational molder of water, fuel and waste handling tanks, plastic trim and interior parts used in the production of seat components, consoles, and other applications throughout the recreational vehicle, marine, and industrial markets. Ameri-Kart also thermoforms certain parts for the recreational vehicle and other industries. In addition to standard marine parts, Ameri-Kart is well respected within the marine market for its patented Enviro-Fill® overfill prevention system ("OPS") technology and is the industry's only turnkey provider of an integrated, Environmental Protection Agency ("EPA")-compliant marine fuel tank and patented Enviro-Fill diurnal system.

Elkhart Plastics, which was acquired in November 2020, is another industry leading manufacturer of rotationally molded water, fuel and waste handling tanks, intermediate bulk containers, plastic trim and parts used in recreational vehicle, marine, agriculture, commercial construction equipment, heavy truck equipment, material handling and more. Custom plastics are manufactured in a variety of lengths, shapes and thicknesses to meet customer needs.

Trilogy Plastics, acquired in July 2021, is a world-class custom rotational molder specializing in high quality, high tolerance parts and assemblies. Trilogy manufactures custom products for the industrial, consumer, lawn and garden, heavy truck, medical and other markets.

Scepter is a leading producer of portable plastic fuel containers, portable marine fuel tanks and water containers, ammunition containers and storage totes. Scepter was the first provider of Jerry Cans to North America which offer safe, reliable transportation and storage of fuel for the consumer market. Scepter also manufactures a variety of blow molded products for military applications from high quality containers to safely store and transport large caliber ammunition, to military specified portable fuel and water canisters. Scepter's in-house product engineering and state of the art mold capabilities complements Myers Industries' Material Handling Segment through an increased product offering and global reach.

Distribution Segment

The Distribution Segment includes the **Myers Tire Supply®**, **Myers Tire Supply International**, **Tuffy Manufacturing, Mohawk Rubber Sales** and **Patch Rubber Company®** brands. Within the Distribution Segment the Company sources and manufactures top of the line products for the tire, wheel and under-vehicle service industry.

With these brands, the Distribution Segment is the largest U.S. distributor and single source for tire, wheel and under-vehicle service tools, equipment and supplies. The Company buys and sells over 30,000 unique items — everything that professionals need to service passenger, truck and off-road tires, wheels and related components. Independent tire dealers, mass merchandisers, commercial auto and truck fleets, truck stop operations, auto dealerships, tire re-treaders and general repair facilities rely on our broad product selection, rapid availability and personal service to be more productive and profitably grow their businesses.

While the needs and composition of our distribution markets constantly change, we adapt and deliver new products and services that are crucial to our customers' success. The new product pipeline is driven by a thorough understanding of the market, its customers' needs and working closely with suppliers to develop innovative products and services to meet these needs. Tailored products, services and field support including access to leading suppliers, an expansive customer care team and a strong national footprint are supported through the Company's leading brands including Myers Tire Supply, Tuffy Manufacturing and Mohawk Rubber Sales. On an international scale, Myers Tire Supply International further distributes these product offerings and services in Central America, through its branch offices, and to other foreign countries, through its U.S. export business.

Patch Rubber Company manufactures one of the most comprehensive lines of tire repair and retreading products in the United States. Service professionals rely on our extensive product selection and quality for safe, cost-effective repairs to passenger, truck and off-road tires. Products include the plug that fills a puncture, the cement that seals the plug, the tire innerliner patch and the final sealing compound. Patch brand repair products maintain a strong position in the tire service markets including sales through the Myers Tire Supply sales network. Patch Rubber also employs its rubber calendering and compounding expertise to create a diverse portfolio of products outside of the tire repair market, such as permanent and temporary reflective highway marking tape. Our rubber-based tape and symbols provide the durability and brightness that construction professionals demand to replace paint for marking road repair, intersections and hazardous areas.

Raw Materials & Suppliers

The Company purchases substantially all of its raw materials from a wide range of third-party suppliers. These materials are primarily polyethylene, polypropylene, and polystyrene plastic resins and steel, all used within the Material Handling Segment, as well as synthetic and natural rubber. Most raw materials are commodity products and are available from several domestic suppliers. We believe that the loss of any one supplier or group of suppliers would not have a material adverse effect on our business, although there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier. Additionally, certain components of the Company's products are manufactured through supply arrangements using proprietary molds owned by the Company, and unanticipated loss of one of these suppliers could temporarily disrupt a product line. Our Distribution Segment purchases substantially all of its components from third-party suppliers and has multiple sources for its products.

Deliveries of our materials and supplies are primarily made by commercial truck from the United States and Canadian suppliers, but in the case of resin, may also be delivered by rail to certain of our facilities. Within the Distribution Segment many of the products we distribute are imported.

Competition

Competition in our Material Handling Segment is substantial and varied in form and size from manufacturers of similar products to those of other products which can be substituted for products produced by the Company. In general, most direct competitors with the Company's brands are private entities. Myers Industries maintains strong brand presence and market positions in the niche sectors of the markets it serves. The Company does not command substantial, overall market presence in the broad market sectors.

Competition in our Distribution Segment is generally comprised of small companies, regional distributors and national auto parts chains where product offerings may overlap. Within the overall tire, wheel and under-vehicle service market, Myers Industries is the largest U.S. distributor of tools, equipment and supplies offered based on national coverage.

Customer Dependence

In 2022, 2021 and 2020, there were no customers that accounted for more than ten percent of total net sales. Myers Industries serves thousands of customers who demand value through product selection, innovation, quality, delivery and responsive personal service. Our brands foster satisfied, loyal customers who have recognized our performance through numerous supplier quality awards.

Human Capital Management

Myers employees are located throughout North and Central America. Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. The Company employed approximately 2,500 people globally in both a full-time and part-time capacity as of December 31, 2022. Of these, approximately 1,800 were employed in the Company's Material Handling Segment while the Distribution Segment employed approximately 600. The Company had approximately 100 Corporate and shared service employees. As of December 31, 2022, the Company had approximately 120 employees represented by a labor union. The collective bargaining agreement between us and the labor union expires June 30, 2025. Myers considers its relationships with its employees and union to be in good standing. The Myers employee base provides the foundation for our Company's success.

Our employees are responsible for upholding our core values:

- Integrity: Our word is our bond; we do what we say we are going to do.

- Optimism: We work with the assumption that people are fair, honest and have good intent.

- Customer Focus: We strive to deliver the right product, at the right time, every time.

- Can-do Spirit: We will always find a way...we have a can-do spirit. We will deliver. For our employees, our customers, our communities, our shareholders.

Additionally, Myers and its employees are committed to working safely and collaboratively, conducting all aspects of business with the highest standards of integrity, leveraging processes and procedures to drive continuous improvement, empowering individuals and teams across the Company, embracing change as we embark on our One Myers strategic vision, attracting and developing diverse talent, and demonstrating servant leadership to drive improvements in the communities where we live and operate.

Health and Safety

The health, safety, and well-being of our employees is very important to us. The Company has developed a health and safety program that focuses on implementing policies and training programs to ensure all employees can expect workplace safety. The Company's health and safety strategies are consistently reviewed and updated as changes occur and key metrics are discussed in our Corporate Safety Committee meetings. The results of these critical safety statistics and metrics are distributed internally. Safety awareness and employee engagement programs have been implemented at the Company's facilities and are a critical consideration in our town hall meetings.

Diversity and Inclusion

As part of our human capital management initiatives, we are continuing to develop and improve our internal reporting on key talent metrics, including workforce demographics, critical role pipeline data, and diversity hiring analytics. These initiatives align with our goal of creating a positive and dynamic workplace where all employees can flourish. A truly innovative workforce needs to be diverse and leverage the skills and perspectives of a broad range of backgrounds and experiences.

Talent Development

Successful execution of the Company's strategy depends on attracting and retaining highly qualified individuals. The Company believes it is important to reward associates with competitive wages and benefits to recognize professional excellence and career progression. The Company also believes it is important to provide pay and benefits that are competitive and equitable based on its local markets.

The Company believes that having open, honest dialogue with its employees is a key tenet in evolving its culture and keeping it thriving. As a function of this approach, the Company conducts surveys on a periodic basis to measure and report employee engagement and areas of concern. The Company also provides professional development and training opportunities to advance the skills and expertise of Myers' employees.

Backlog

The backlog of orders for our operations is estimated to have been approximately $102 million at December 31, 2022 and approximately $109 million at December 31, 2021. Generally, our lead time between customer order and product delivery is less than 90 days, and thus our estimated backlog is expected to be substantially delivered within the succeeding three months. During periods of shorter lead times, backlog may not be a meaningful indicator of future sales. Accordingly, we do not believe our backlog data and comparisons thereof, as of different dates, reliably indicate future sales or shipments.

Available Information

Filings with the SEC.   As a public company, we regularly file reports and proxy statements with the Securities and Exchange Commission ("SEC"), such as:

- annual reports on Form 10-K;

- quarterly reports on Form 10-Q;

- current reports on Form 8-K; and

- proxy statements on Schedule 14A.

The SEC maintains an internet website that contains our reports, proxy and information statements, and our other SEC filings; the address of that site is http://www.sec.gov.

We make our SEC filings available free of charge on our own internet site as soon as reasonably practicable after we have filed with the SEC. Our internet address is http://www.myersindustries.com. The content on the Company's website is available for informational purposes only and is not incorporated by reference into this Form 10-K.

Our website also contains additional information about our corporate governance policies, including the charters of our standing board committees, as described further under Part II, Item 10 of this Form 10-K. Any of these items are available in print to any shareholder who requests them. Requests should be sent to Corporate Secretary, Myers Industries, Inc., 1293 S. Main Street, Akron, Ohio 44301.

ITEM 1A.   Risk Factors

This Form 10-K and the information we are incorporating by reference contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including information regarding the Company's financial outlook, future plans, objectives, business prospects and anticipated financial performance. You can identify forward-looking statements by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan," or variations of these words, or similar expressions. These forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, these statements inherently involve a wide range of inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. The Company's actual actions, results, and financial condition may differ materially from what is expressed or implied by the forward-looking statements. Specific factors that could cause such a difference include those set forth below and other important factors disclosed previously and from time to time in our other filings with the SEC. Given these factors, as well as other variables that may affect our operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, nor use historical trends to anticipate results or trends in future periods. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We expressly disclaim any obligation or intention to provide updates to the forward-looking statements and the estimates and assumptions associated with them.

Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements include, but are not limited to:

Risks Relating to Our Business and Operations

Significant increase in the cost of raw materials or disruption in the availability of raw materials could adversely affect our financial performance.

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices. Our primary raw materials include plastic resins, colorants, steel and natural and synthetic rubbers. Plastic resins in particular are subject to substantial short-term price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced, as well as other factors such as production interruption created by extreme weather conditions or other conditions outside of our control. The Company's revenue and profitability may be materially and adversely affected by these price fluctuations.

Market conditions may limit our ability to raise selling prices to offset increases in our raw material input costs. If we are unsuccessful in developing ways to mitigate raw material cost increases, we may not be able to improve productivity or realize our ongoing cost reduction programs sufficiently to help offset the impact of these increased raw material costs. As a result, higher raw material costs could result in declining margins and operating results.

Raw material availability is subject to the risk of our suppliers' ability to supply products to us, which could be affected by the suppliers' ability to produce and deliver raw materials due to material or labor shortages or labor disputes or strikes. Changes in raw material availability may also occur due to events beyond our control, including natural disasters such as floods, tornadoes, hurricanes and other extreme weather conditions. Our specific molding technologies and/or product specifications can limit our ability to timely locate alternative suppliers to produce certain products. This can occur when there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier.

In some instances, we rely on a limited number of key suppliers to manufacture custom made components for certain of our products using proprietary molds that we own. We have not and do not expect disruption from these key suppliers, and our sourcing team has taken measures to mitigate this risk. However, if suppliers of these custom made components are unable to meet our requirements, fail to make shipments in a timely manner, or ship defective components, we could experience a shortage or delay in supply or fail to meet our customers' demand, which could adversely affect our financial condition and results of operations.

Changes in trade policies could result in new tariffs or other restrictions on products, components or raw materials sourced, directly or indirectly, from foreign countries, which could increase raw material costs and adversely impact profitability. However, as the Company has limited foreign operations and sources much of its raw materials domestically, we do not believe new tariffs would have a material impact on our operations. We also believe that adverse impacts can be mitigated over time through increases in price or sourcing through an alternate supply chain.

We operate in a very competitive business environment, which could affect our financial condition and results of operations.

Both of our segments participate in markets that are highly competitive. We compete primarily on the basis of product quality and performance, value, and supply chain competency. Our competitive success also depends on our ability to maintain strong brands, customer relationships and the belief that customers will need our solutions to meet their growth requirements. The development and maintenance of such brands require continuous investment in brand building, marketing initiatives and advertising. The competition that we face in all of our markets — which varies depending on the particular business segment, product lines and customers — may prevent us from achieving sales, product pricing and income goals, which could affect our financial condition and results of operations.

Ongoing industry consolidation continues to create competitors with greater financial and other resources. Competitive pressures may require us to reduce prices and attempt to offset such price reductions with improved operating efficiencies and reduced expenditures, for which options may be limited or unavailable. Additionally, larger competitors may be better positioned to weather prolonged periods of reduced prices, which may incentivize them to reduce prices even when not dictated by market and competitive conditions.

Our operations depend on our ability to maintain continuous, uninterrupted production at our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

We are subject to inherent risks from our diverse manufacturing and distribution activities, including but not limited to product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing or distribution sites, disruptions in logistics and transportation services, labor disputes and industrial accidents. While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, natural disaster or any other reason, whether short or long-term, could have a material adverse effect on our business, financial condition and results of operations.

Unexpected failures of our equipment, machinery and manufacturing processes may also result in production delays, revenue loss and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. A temporary or long-term business disruption could result in a permanent loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could be materially adversely affected.

Additionally, we depend on skilled labor in the manufacturing of our products. High demand for skilled manufacturing labor in the United States has resulted in difficulty hiring, training, and retaining labor. Difficulties in securing skilled labor can result in increased hiring and training costs, increased overtime to meet demand, and increased wage rates to attract and retain workers, and lower manufacturing efficiency due to fewer and less experienced workers which could adversely affect our business or our ability to meet customer demand.

Our future performance depends in part on our ability to develop and market new products if there are changes in technology, regulatory requirements or competitive processes.

Changes in technology, regulatory requirements and competitive processes may render certain of our products obsolete or less attractive. Our performance in the future will depend in part on our ability to develop and market new products that will gain customer acceptance and loyalty, as well as our ability to adapt our product offerings and control our costs to meet changing market conditions. Our operating performance would be adversely affected if we were to incur delays in developing new products or if such products did not gain market acceptance. There can be no assurance that existing or future products will be sufficiently successful to enable us to effectively compete in our markets or, should new product offerings meet with significant customer acceptance, that one or more current or future competitors will not introduce products that render our products noncompetitive.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets and employ various methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may license patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. We have been, and may in the future be, subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our business operations could be adversely affected if we lose key employees or members of our senior management team.

Our success depends to a significant degree upon the continued contributions of our key employees and senior management team. Our senior management team has extensive marketing, sales, manufacturing, finance and engineering experience, which we believe is instrumental to our continued success. Our future success will depend, in part, on our ability to attract and retain qualified personnel who have experience in the application of our products and are knowledgeable about our business, markets and products. We cannot assure that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel when needed, and we may modify our management structure from time to time or reduce our overall workforce, which may create marketing, operational and other business risks. The loss of key employees or executive officers in the future could adversely impact our business and operations, including our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives.

Risks Relating to the Execution of Our Strategy

Our strategic growth initiatives have inherent risks and may not achieve anticipated benefits.

Our growth initiatives include:

- Organic growth driven by strong brands and new product innovation;

- Development of new, high-growth markets and expansion in existing niche markets;

- Strengthened customer relationships through value-added initiatives and key product partnerships;

- Investments in new technology and processes to reinforce market strength and capabilities in key business groups;

- Consolidation and rationalization activities to further reduce costs and improve productivity within our manufacturing and distribution footprint;

- An opportunistic and disciplined approach to strategic acquisitions to accelerate growth in our market positions; and

- Potential divestitures of businesses with non-strategic products or markets.

While this is a continuous process, all of these activities and initiatives have inherent risks and there remain significant challenges and uncertainties, including economic and general business conditions that could limit our ability to achieve anticipated benefits associated with announced strategic initiatives and affect our financial results. We may not achieve any or all of these goals and are unable to predict whether these initiatives will produce significant revenues or profits.

We may not realize the improved operating results that we anticipate from past acquisitions, including Mohawk and Trilogy, or from acquisitions we may make in the future, and we may experience difficulties in integrating the acquired businesses or may inherit significant liabilities related to such businesses.

We explore opportunities to acquire businesses that we believe are related to the execution of the Company's long-term strategies, with a focus on, among other things, alignment with the Company's existing technologies and competencies, flexible operations, and leadership in niche markets. Some of these acquisitions may be material to us. We expect such acquisitions will produce operating results consistent with our other operations and our strategic goals; however, we may be unable to achieve the benefits expected to be realized from our acquisitions. In addition, we may incur additional costs and our management's attention may be diverted because of unforeseen expenses, difficulties, complications, delays and other risks inherent in acquiring businesses, including the following:

- We may have difficulty integrating the acquired businesses as planned, which may include integration of systems of internal controls over financial reporting and other financial and administrative functions;

- We may have delays in realizing the benefits of our strategies for an acquired business;

- The increasing demands on our operational systems and integration costs, including diversion of management's time and attention, may be greater than anticipated;

- We may not be able to retain key employees necessary to continue the operations of an acquired business;

- Acquisition costs may be met with cash or through increased debt, increasing the risk that we will be unable to satisfy current and future financial obligations; and

- Acquired companies may have unknown liabilities that could require us to spend significant amounts of additional capital.

Risks Relating to Economic Conditions and Currency Exchange Rates

Our results of operations and financial condition could be adversely affected by a downturn or inflationary conditions in the United States economy or global markets.

We operate in a wide range of regions, primarily in North America. Additionally, some of our end markets are cyclical, and some of our products are a capital expense for our customers. Worldwide and regional business and political conditions and overall strength of the worldwide, regional and local economies, including changes in the economic conditions of the broader markets and in our individual niche markets, could have an adverse effect on one or both of our operating segments.

Inflationary economic conditions in North America and the other regions in which we operate could adversely impact the cost of labor, and commodity and other raw material prices. Market conditions may limit our ability to raise selling prices to offset increased costs and prices caused by inflation. To the extent we are not able to offset increased costs and prices caused by inflation we may not be able to maintain current margins and operating results.

We derive a portion of our revenues from direct and indirect sales outside the United States and are subject to the risks of doing business in foreign countries.

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada and Central America. For the year ended December 31, 2022, international net sales accounted for approximately 6% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- Fluctuations in currency exchange rates;

- Limitations on the remittance of dividends and other payments by foreign subsidiaries;

- Limitations on foreign investment;

- Additional costs of compliance with local regulations; and

- In certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

Risks Relating to Our Debt and Capital Structure

If we are unable to maintain access to credit financing, our business may be adversely affected.

The Company's ability to make payments on or refinance our indebtedness, fund planned capital expenditures, finance acquisitions and pay dividends depends on our ability to continue to generate sufficient cash flow and retain access to credit financing. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will continue to generate sufficient cash flow from operating activities or that future borrowings will be available to us in amounts sufficient to enable us to service debt, make necessary capital expenditures or fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot ensure that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our current credit facilities require us to maintain specified financial ratios, and our ability to satisfy those requirements may be affected by events beyond our control. A breach of any of those financial ratio covenants or other covenants could result in a default and upon such a default the lenders could elect to declare the applicable outstanding indebtedness immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Equity Ownership Concentration

Based solely on the Schedule 13D/A filed on November 25, 2022, by Mario J. Gabelli, Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., Teton Advisors, Inc., Gabelli Foundation, Inc., GGCP, Inc., GAMCO Investors, Inc., Associated Capital Group, Inc. and Gabelli & Company Investment Advisors, Inc., (collectively, the "Gamco Group"), for which the Company disclaims any responsibility for accuracy, the Gamco Group beneficially owned 5,364,631 shares of our common stock, which represented approximately 14.7% of the 36,500,020 shares outstanding at December 31, 2022.

Based solely on the Schedule 13G/A filed on January 23, 2023, by Blackrock, Inc., ("Blackrock"), for which the Company disclaims any responsibility for accuracy, Blackrock beneficially owned 5,767,999 shares of our common stock, which represented approximately 15.8% of the 36,500,020 shares outstanding at December 31, 2022.

Individually or combined, these parties may have sufficient voting power to influence actions requiring the approval of our shareholders.

Risks Related to Data Privacy and Information Security

Our information technology systems have in the past and may in the future experience an interruption or a breach in security.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, computer viruses, computer denial-of-service attacks, unauthorized intrusion, and other events, any of which could interrupt our business operations. While we have implemented security measures designed to prevent and mitigate the risk of breaches, information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cybersecurity attacks. A failure in or a breach of security in our information technology systems could expose us, our customers and our suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could negatively affect our reputation, competitive position, business, results of operations or cash flows. Furthermore, because the techniques used to carry out cybersecurity attacks change frequently and in many instances are not recognized until after they are used against a target, we may be unable to anticipate these changes or implement adequate preventative measures.

Changes in privacy laws, regulations and standards may negatively impact our business.

Personal privacy and data security have become significant issues in the United States and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted and may in the future adopt, laws and regulations affecting data privacy which may require us to incur significant compliance costs. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules and regulations could result in significant cost and liability to us, damage our reputation, inhibit our sales and adversely affect our business.

Risks Related to Legal, Compliance and Regulatory Matters

Future claims, litigation and regulatory actions could adversely affect our financial condition and our ability to conduct our business.

The nature of our business exposes us, from time to time, to breach of contract, warranty or recall claims, claims for negligence, or product liability, strict liability, personal injury or property damage claims. We strive to ensure that our products comply with applicable government regulatory standards and internal requirements and that our products perform effectively and safely; however, customers from time to time could claim that our products do not meet contractual requirements, and users could be harmed by use or misuse of our products. This could give rise to breach of contract, warranty or recall claims, claims for negligence, product liability, strict liability, personal injury or property damage. Such claims can be expensive to defend or address and may divert the attention of management for significant time periods. While we currently maintain what we believe to be suitable and adequate product liability insurance coverage, such coverage may not be available or adequate in all circumstances and claims may increase the cost of such insurance coverage. In addition, claims may arise related to patent infringement, environmental liabilities, distributor terminations, commercial contracts, antitrust or competition law, employment law and employee benefits issues and other regulatory matters. While we have in place processes and policies to mitigate these risks and to investigate and address such claims as they arise, we cannot predict the underlying costs to defend or resolve such claims.

Current and future environmental and other governmental laws and requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the handling, use, treatment, storage and disposal of, or exposure to, hazardous wastes and other materials and require clean-up of contaminated sites. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines, penalties and other civil or criminal sanctions may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. Certain environmental laws in the United States, such as the federal Comprehensive Environmental Response, Compensation and Liability act of 1980, as amended, 42 U.S.C. §§ 9601 et seq. ("CERCLA" or "Superfund law") and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators (or their predecessor entities) and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation.

While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of continually changing compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about, including contamination caused by prior owners and operators of such sites, or at sites formerly owned or operated by us or our predecessors in connection with discontinued operations, could result in additional compliance or remediation costs or other liabilities, which could be material.

As more fully described in Note 9 to the consolidated financial statements, we are a potentially responsible party ("PRP") in an environmental proceeding and remediation matter in which substantial amounts may be involved. It is possible that adjustments to reserved expenses will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the remedial investigation and feasibility study ("RI/FS"). Estimates of Buckhorn's environmental liabilities are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation. At this time, we have not accrued for such remediation costs as we are unable to estimate the liability at this time. Additionally, we are party to a consent decree regarding another location pursuant to which we are required to contribute to the costs of the remediation project.

We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions. Such costs or liabilities could adversely affect our financial situation and our ability to conduct our business.

Environmental regulations specific to plastic products and containers could adversely affect our ability to conduct our business.

Federal, state, local and foreign governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Legislation that would prohibit, tax or restrict the sale or use of certain types of plastic and other containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress, in state legislatures and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several states, local elections and many state and local legislative sessions. There can be no assurance that future legislation or regulation would not have a material adverse effect on us. Furthermore, a decline in consumer preference for plastic products due to environmental considerations could have a negative effect on our business.

Our insurance coverage may be inadequate to protect against potential hazardous incidents to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from war risks, terrorist acts, whether domestic or foreign, or product liability claims relating to products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may continue to increase in the future. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position, results of operations or cash flows.

Changes in laws and regulations may have an adverse impact on our operations.

Changes in laws and regulations and approvals and decisions of courts, regulators, and governmental bodies on any legal claims known or unknown, could have an adverse effect on the Company's financial results. Additionally, changes in tax laws, particularly in light of changes in the composition of Congress, or new guidance or directives issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies could impact our future effective tax rate and may result in a material adverse effect on our business, financial condition, results of operations, or cash flows.

General Risk Factors

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Internal control systems are intended to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Any failure to maintain effective controls or implement required new or improved controls could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements, and substantial costs and resources may be required to rectify these internal control deficiencies. If we have an internal control deficiency and our remedial measures are insufficient, material weaknesses or significant deficiencies in our internal control over financial reporting could be discovered or occur in the future, and our consolidated financial statements may contain material misstatements. See Item 9A – Controls and Procedures for further discussion.

The COVID-19 pandemic could negatively affect our business, financial position, results of operations and/or liquidity.

First identified in December 2019, the novel coronavirus ("COVID-19") became a global pandemic and had widespread direct and indirect effects, including in our primary markets and supply chain. Regulatory actions in response to COVID-19 varied across jurisdictions and included closure of nonessential businesses. The most acute effects from the pandemic appear to have subsided to increased immunity levels in the general population and improved therapeutics to treat severe infections. However, recurrences or new variants of COVID-19 or similar pandemics could result in reimplementation of any measures that have been removed or relaxed or the implementation of new regulations, requirements or restrictions. The overall magnitude of the COVID-19 pandemic or any future pandemic, including the extent of its direct and indirect impact on our business, financial position, results of operations or liquidity continues to be inherently uncertain. We may also incur costs or experience further disruption to comply with new or changing regulations in response to the pandemic.

Unforeseen events, including natural disasters, unusual or severe weather events and patterns, public health crises, geopolitical crises, and other catastrophic events may negatively impact our economic condition.

Future events may occur that would adversely affect our business. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base, a material adverse change in our relationship with significant customers, natural disasters, unusual or severe weather events or patterns, public health crises, geopolitical, or other catastrophic events beyond our control. Any of these events may adversely affect our financial condition and results of operations, whether by disrupting our operations or critical systems, adversely affecting the facilities of our suppliers, or other third-party providers, or customers. Moreover, these types of events could negatively impact customer spending or trends in our end markets in impacted regions or depending upon the severity, globally, which could adversely impact our operating results.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 2.   Properties

The following table sets forth certain information with respect to each of the Company's principal properties owned and facilities leased by the Company as of December 31, 2022:

Business Location	Segment	Principal Use	Owned/Leased	Lease Expiration
Akron, Ohio	Corporate/Distribution	Administration and distribution center	Owned	N/A
Akron, Ohio	Material Handling/Corporate	Administration and warehousing	Owned	N/A
Miami, Oklahoma	Material Handling	Manufacturing and distribution	Owned	N/A
Roanoke Rapids, North Carolina	Distribution	Manufacturing and distribution	Owned	N/A
Scarborough, Ontario	Material Handling	Manufacturing and distribution	Owned	N/A
Springfield, Missouri	Material Handling	Manufacturing and distribution	Owned	N/A
Wadsworth, Ohio	Material Handling	Manufacturing and distribution	Owned	N/A
Alpharetta, Georgia	Distribution	Sales and distribution center	Leased	2023
Atlantic, Iowa	Material Handling	Manufacturing and distribution	Leased	2023
Cuyahoga Falls, Ohio	Distribution	Distribution center	Leased	2023
Milford, Ohio	Material Handling	Administration and sales	Leased	2023
Mixco, Guatemala	Distribution	Distribution center	Leased	2023
Salt Lake City, Utah	Distribution	Sales and distribution center	Leased	2023
Salt Lake City, Utah	Distribution	Sales and distribution center	Leased	2023
Southaven, Mississippi	Distribution	Distribution center	Leased	2023
Springfield, Missouri	Material Handling	Warehousing	Leased	2023
Littleton, Colorado	Material Handling	Manufacturing and distribution	Leased	2024
Middlebury, Indiana	Material Handling	Manufacturing and distribution	Leased	2024
San Salvador, El Salvador	Distribution	Distribution center	Leased	2024
Alliance, Ohio	Material Handling	Warehousing	Leased	2025
Houston, Texas	Distribution	Sales and distribution center	Leased	2025
White Pigeon, Michigan	Material Handling	Manufacturing and distribution	Leased	2025
Bristol, Indiana	Material Handling	Manufacturing and distribution	Leased	2026
Juan Diaz, Panama	Distribution	Distribution center	Leased	2026
Midland, Michigan	Corporate	Administration	Leased	2026
Decatur, Georgia	Material Handling	Manufacturing and distribution	Leased	2027
South Bend, Indiana	Material Handling	Manufacturing and distribution	Leased	2027
Hingham, Massachusetts	Distribution	Sales and distribution center	Leased	2028
Pomona, California	Distribution	Sales and distribution center	Leased	2028
Ridgefield, Washington	Material Handling	Manufacturing and distribution	Leased	2029
South Beloit, Illinois	Material Handling	Manufacturing and distribution	Leased	2031
Alliance, Ohio	Material Handling	Manufacturing and distribution	Leased	2032
Alliance, Ohio	Material Handling	Manufacturing and distribution	Leased	2032
Bristol, Indiana	Material Handling	Manufacturing and distribution	Leased	2036

The Company also leases facilities for its sales offices and sales branches in the United States and Central America. All of these locations are used by the Distribution Segment.

The Company believes that all of its properties, machinery and equipment generally are well maintained and adequate for the purposes for which they are used.

ITEM 3.   Legal Proceedings

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates revised, if necessary.

Based on currently available information, management believes that the ultimate outcome of these matters, including those described specifically below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties. If new information becomes available or an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations in the period in which such change in estimate occurs or in future periods.

For information relating to the New Idria Mercury Mine matter, the New Almaden Mine matter, and the Patent Infringement matter, see Note 9, Contingencies, to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Registrant as of February 24, 2023. Executive officers are appointed annually by the Board of Directors.

Name	Age	Title
Michael P. McGaugh	49	President and Chief Executive Officer
Monica P. Vinay	54	Interim Chief Financial Officer
Jeffrey J. Baker	60	Vice President, Shared Services
James H. Gurnee	65	Vice President, Sales, Marketing, and Commercial Excellence
Paul A. Johnson	58	Vice President, Distribution Segment

Mr. McGaugh, President and Chief Executive Officer, was appointed to his current position on April 6, 2020. Prior to joining the Company, he served as Executive Vice President and Chief Operating Officer of BMC Stock Holdings, Inc. Prior to that, Mr. McGaugh served in various leadership roles with The Dow Chemical Company, including Global General Manager, Dow Building Solutions; Global General Manager, Growth & Innovation Business Portfolio; and Global Director and leader of the Integration Management Office.

Ms. Vinay was named Interim Chief Financial Officer effective July 1, 2022, and has been Vice President Investor Relations and Treasurer since July 2013. From 2010, to 2013, Ms. Vinay held various roles at the Company, including Director of Finance and IT for the Distribution segment, Director of Investor and Financial Relations and Director of Investor Relations and Communications. Prior to joining Myers, Ms. Vinay worked at Barnes Group, Inc., in various financial roles including Controller, Barnes Distribution N.A., and Director of Finance, Logistics and Manufacturing Services.

Mr. Baker, Vice President, Shared Services, was appointed to his current position effective November 29, 2021. Previously, he served as Vice President, Purchasing and Supply Chain since joining the Company on September 1, 2020. Prior to that, Mr. Baker spent 34 years at The Dow Chemical Company serving in various roles, including most recently as Associate Director Logistics Purchasing.

Mr. Gurnee, Vice President, Sales, Marketing, and Commercial Excellence, was appointed to his position on August 17, 2020. Prior to joining the Company, he spent 37 years with The Dow Chemical Company in multiple sales and marketing roles. Most recently, he served as the Global Innovation Discipline Director.

Mr. Johnson, Vice President, Distribution Segment, was appointed to his position on March 15, 2021. Prior to joining the Company, he served as President of International Brake Industries and has held various sales, finance and leadership positions at General Motors, Federal-Mogul Corporation and NTN Corporation. He started his career as an engineer with Boeing Commercial Airplanes.

ITEM 5.   **Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities**

The Company's common stock is traded on the New York Stock Exchange under the symbol MYE. The number of shareholders of record at December 31, 2022 was 862. Dividends for the last two years were:

Quarter Ended	2022	2021
March 31	$ 0.135	$ 0.135
June 30	0.135	0.135
September 30	0.135	0.135
December 31	0.135	0.135

Purchases of equity securities by the issuer

The following table presents information regarding the Company's stock repurchase plan during the three months ended December 31, 2022.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plans or Programs	Maximum number of Shares that may yet be Purchased Under the Plans or Programs (1)
10/1/2022 to 10/31/2022	—	$ —	5,547,665	2,452,335
11/1/2022 to 11/30/2022	—	—	5,547,665	2,452,335
12/1/2022 to 12/31/2022	—	—	5,547,665	2,452,335

(1)   On July 11, 2013, the Board authorized the repurchase of up to an additional five million shares of the Company's common stock. This authorization was in addition to the 2011 Board authorized repurchase of up to five million shares. The Company completed the repurchase of approximately 2.0 million shares in 2011 pursuant to Rule 10b5-1 plans, which were adopted pursuant to the 2011 authorized share repurchase.

See Item 12 of this Form 10-K for the Equity Compensation Plan Information Table.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100

December 31, 2022

The chart below compares the Company's cumulative total shareholder return for the five years ended December 31, 2022, to that of the Standard & Poor's 500 Index – Total Return, the Russell 2000 Index and the Standard & Poor's 600 Materials (Sector) Index. In all cases, the information is presented on a dividend-reinvested basis and assumes investment of $100 on December 31, 2017.



$250
$200
$150
$100
$50
$0
Myers Industries, Inc.
S&P 500 Index - Total Return
Russell 2000 Index
S&P 600 Materials (Sector) Index
2017
2018
2019
2020
2021
2022

	2017	2018	2019	2020	2021	2022
Myers Industries Inc.						
Annual Return %		(20.39)	13.84	29.33	(1.11)	14.04
Cum $	100.00	79.61	90.63	117.21	115.91	132.18
S&P 500 Index - Total Return						
Annual Return %		(4.38)	31.49	18.40	28.71	(18.11)
Cum $	100.00	95.62	125.72	148.85	191.58	156.88
Russell 2000 Index						
Annual Return %		(11.01)	25.52	19.96	14.82	(20.44)
Cum $	100.00	88.99	111.70	134.00	153.85	122.41
S&P 600 Materials (Sector) Index						
Annual Return %		(22.25)	20.57	22.68	18.41	(6.09)
Cum $	100.00	77.75	93.74	115.00	136.18	127.88

NOTE: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

NOTE: Index Data: Copyright Russell Investments. Used with permission. All rights reserved.

ITEM 6. Reserved

Not applicable.

ITEM 7.   **Management's Discussion and Analysis of Results of Financial Condition and Operations**

Executive Overview

The Company conducts its business activities in two distinct segments: The Material Handling Segment and the Distribution Segment.

The Company designs, manufactures, and markets a variety of plastic, metal and rubber products. The Material Handling Segment manufactures a broad selection of plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire, wheel and under vehicle service on passenger, heavy truck and off-road vehicles, as well as the manufacturing of tire repair and retreading products.

The Company's results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021 are discussed below. The current economic environment includes heightened risks from inflation, interest rates, volatile commodity costs, supply chain disruptions and labor availability stemming from the broader economic effects of the international geopolitical climate, including the conflict between Russia and Ukraine, and the COVID-19 pandemic. Russia's invasion of Ukraine in the first quarter of 2022 has increased volatility in global commodity markets, including oil (a component of many plastic resins), energy and agricultural commodities. While many of the public safety measures in response to the COVID-19 pandemic have been lifted or relaxed, it is possible that new or previously lifted measures could be implemented in the future. Some of our businesses have been and may continue to be affected by these broader economic effects, including customer demand for our products, supply chain disruptions, labor availability and inflation. The Company believes it is well-positioned to manage through this uncertainty as it has a strong balance sheet with sufficient liquidity and borrowing capacity as well as a diverse product offering and customer base.

Results of Operations: 2022 Compared with 2021

Net Sales:

(dollars in thousands)	Year Ended December 31,			
Segment	2022	2021	Change	% Change
Material Handling	$ 647,619	$ 564,068	$ 83,551	14.8%
Distribution	251,966	197,427	54,539	27.6%
Inter-company sales	(38)	(60)	22	
Total net sales	$ 899,547	$ 761,435	$ 138,112	18.1%

Net sales for the year ended December 31, 2022 were $899.5 million, an increase of $138.1 million or 18.1% compared to the prior year. Net sales increased due to higher pricing of $95.8 million. Net sales also increased due to $63.8 million of incremental sales from the acquisitions of Mohawk on May 31, 2022, included in the Distribution Segment, and Trilogy on July 30, 2021, included in the Material Handling Segment. Mohawk's annual sales were approximately $65 million and Trilogy's annual sales were approximately $35 million at the times of their acquisitions. Partially offsetting the increases to net sales was lower overall volume/mix of $19.7 million and the effect of unfavorable currency translation of $1.8 million. Beginning in February 2021, the Company began to implement a series of pricing increases across a majority of its portfolio of products in response to rapidly rising raw material and other production costs.

Net sales in the Material Handling Segment increased $83.6 million or 14.8% for the year ended December 31, 2022 compared to the prior year. Net sales increased due to higher pricing of $78.7 million and due to $24.0 million of incremental sales from the acquisition of Trilogy on July 30, 2021. Partially offsetting the increases to net sales was lower volume/mix of $17.3 million and the effect of unfavorable currency translation of $1.8 million.

Net sales in the Distribution Segment increased $54.5 million or 27.6% in the year ended December 31, 2022 compared to the prior year, primarily due to higher pricing of $17.1 million and due to $39.8 million of incremental sales from the acquisition of Mohawk on May 31, 2022 offset by lower volume/mix of $2.4 million.

Cost of Sales & Gross Profit:

(dollars in thousands)	Year Ended December 31,		Change	% Change
	2022	2021		
Cost of sales	$ 616,181	$ 550,014	$ 66,167	12.0%
Gross profit	$ 283,366	$ 211,421	$ 71,945	34.0%
Gross profit as a percentage of sales	31.5%	27.8%		

Gross profit increased $71.9 million, or 34.0%, for the year ended December 31, 2022 compared to the prior year due to increased contribution from higher pricing and the acquisitions of Mohawk on May 31, 2022 and Trilogy on July 30, 2021 and $3.0 million of lower raw material costs, partly offset by lower volume/mix as described under Net Sales above, $5.9 million due to cost inflation and $0.8 million from the effect of unfavorable currency translation. As a result, gross profit margin increased to 31.5% for the year ended December 31, 2022 compared to 27.8% for the same period in 2021.

Selling, General and Administrative Expenses:

(dollars in thousands)	Year Ended December 31,		Change	% Change
	2022	2021		
SG&A expenses	$ 199,489	$ 163,502	$ 35,987	22.0%
SG&A expenses as a percentage of sales	22.2%	21.5%		

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2022 were $199.5 million, an increase of $36.0 million or 22.0% compared to the prior year. Increases in SG&A expenses in 2022 were primarily due to $10.7 million of incremental SG&A from the acquisitions of Mohawk on May 31, 2022 and Trilogy on July 30, 2021, $3.8 million of higher salaries and benefits and $12.1 million of higher incentive compensation and commissions. SG&A expenses also increased $3.8 million due to higher variable selling expenses, $3.1 million due to higher facility costs and $1.8 million due to higher legal and professional fees. Environmental matters described in Note 9 to the consolidated financials resulted in a net $1.4 million expense in the year ended December 31, 2022, including the probable insurance recovery of previously recorded charges, which compared to $0.7 million of charges in the year ended December 31, 2021.

Gain on Disposal of Fixed Assets:

During the year ended December 31, 2022, gains on disposal of fixed assets totaled $0.7 million. During the year ended December 31, 2021, gains on disposal of fixed assets totaled $1.4 million, primarily related to the sale and leaseback of a facility as discussed in Note 6 to the consolidated financial statements.

Other (Income) Expenses:

During the year ended December 31, 2022, a $0.6 million pre-tax impairment loss was recorded to fully impair an investment in a Distribution segment joint venture that was formed in 2013 to distribute tools, supplies and equipment to the auto aftermarket in India. See further discussion in Note 1 to the consolidated financial statements.

During the year ended December 31, 2020, the company recognized an $11.9 million pre-tax gain related to the release from a lease guarantee from HC Companies, Inc. in conjunction with a 2015 sale of its Lawn and Garden business as discussed in Note 1 to the consolidated financial statements.

Net Interest Expense:

(dollars in thousands)	Year Ended December 31,		Change	% Change
	2022	2021		
Net interest expense	$ 5,731	$ 4,208	$ 1,523	36.2%
Average outstanding borrowings, net	$ 112,318	$ 87,410	$ 24,908	28.5%
Weighted-average borrowing rate	4.87%	4.56%		

Net interest expense for the year ended December 31, 2022 was $5.7 million compared to $4.2 million during 2021. The higher net interest expense was due to higher average outstanding borrowings in the current year, mainly related to the acquisition of Mohawk, and a higher weighted-average borrowing rate in the current year.

Income Taxes:

(dollars in thousands)	Year Ended December 31,			
	2022		2021	
Income from continuing operations before income taxes	$	78,210	$	45,093
Income tax expense	$	17,943	$	11,555
Effective tax rate		22.9%		25.6%

The effective tax rate was 22.9% for the year ended December 31, 2022 compared to 25.6% in the prior year. The decrease in the effective tax rate was primarily the result of the recognition of a previously unrecognized tax benefit and a reduction in state income taxes due to income being earned in lower taxed jurisdictions.

Financial Condition & Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash generated from operations and availability under the Loan Agreement (defined below). At December 31, 2022, the Company had $23.1 million of cash, $188.3 million available under the Loan Agreement and outstanding debt with face value of $103.4 million, including the finance lease liability of $9.4 million. Our primary contractual obligations relate to our debt and lease arrangements as described in Notes 10 and 13 to the consolidated financial statements. Based on this liquidity and borrowing capacity, the Company believes it is well-positioned to manage through the working capital demands and heightened uncertainty in the current macroeconomic environment. The Company believes that cash on hand, cash flows from operations and available capacity under its Loan Agreement will be sufficient to meet expected business requirements including capital expenditures, dividends, working capital, debt service, and to fund future growth, including selective acquisitions.

Operating Activities

Cash provided by operating activities was $72.6 million and $44.9 million for the years ended December 31, 2022 and 2021, respectively. The increase was primarily due to higher net income for the year ended December 31, 2022.

Investing Activities

Net cash used by investing activities was $50.4 million for the year ended December 31, 2022 compared to cash used of $50.3 million for the year ended December 31, 2021. In 2022, the Company paid $27.6 million to acquire Mohawk as discussed in Note 3 to the consolidated financial statements. The Company also received in 2022 proceeds of $1.5 million from the sale of fixed assets. In 2021, the Company paid $34.5 million to acquire Trilogy and also settled a working capital adjustment of $1.2 million related to the November 10, 2020 acquisition of Elkhart Plastics as discussed in Note 3 to the consolidated financial statements. The Company also received in 2021 proceeds from the sale of a facility of $2.8 million as discussed in Note 6 to the consolidated financial statements. Capital expenditures were $24.3 million and $17.9 million for the years ended December 31, 2022 and 2021. Capital expenditures in 2022 included $1.4 million to purchase the manufacturing assets of a rotational molding facility in Decatur, Georgia.

Financing Activities

Net cash used by financing activities was $16.3 million for the year ended December 31, 2022 compared to cash used of $5.2 million for the year ended December 31, 2021. Net borrowings on the credit facility for the year ended December 31, 2022 and December 31, 2021 were $3.0 million and $53.0 million, respectively. In 2021, the Company repaid the $40.0 million Senior Unsecured Note that matured in January 2021 with a combination of cash and proceeds under the Loan Agreement (defined below). Fees paid for the amendment and extension of the Loan Agreement in September 2022 and March 2021 totaled $0.9 million and $1.1 million, respectively. Net proceeds from the issuance of common stock in connection with incentive stock option exercises were $2.3 million and $3.8 million in 2022 and 2021, respectively. The Company also used cash to pay dividends of $19.8 million and $19.6 million in 2022 and 2021, respectively.

Credit Sources

On September 29, 2022, the Company entered into a Seventh Amended and Restated Loan Agreement (the "Seventh Amendment"), which amended the Sixth Amended and Restated Loan Agreement (the "Sixth Amendment"), dated March 12, 2021. The Seventh Amendment, among other things, extended the maturity date to September 2027 from March 2024. There was no change to the credit facility's borrowing limit of $250 million.

In March 2021, the Company entered into the Sixth Amendment, which amended the Fifth Amended and Restated Loan Agreement (collectively with the Sixth and Seventh Amendments, the "Loan Agreement") dated March 2017. The Sixth Amendment increased the senior revolving credit facility's borrowing limit to $250 million from $200 million, extended the maturity date to March 2024 from March 2022, and increased flexibility of the financial and other covenants and provisions.

As of December 31, 2022, $188.3 million was available under the Loan Agreement, after borrowings and $5.7 million of letters of credit issued related to insurance and other financing contracts in the ordinary course of business, including the $2 million provided to the EPA as discussed in Note 9 to the consolidated financial statements. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates.

At December 31, 2022, $38 million face value of Senior Unsecured Notes are outstanding. The series of notes range in face value from $11 million to $15 million, with interest rates ranging from 5.25% to 5.45%, payable semiannually. As described in Note 10, $26.0 million of the Senior Unsecured Notes mature on January 15, 2024 and $12.0 million mature on January 15, 2026.

As of December 31, 2022, the Company was in compliance with all of its debt covenants. The most restrictive financial covenants for all of the Company's debt are an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense) and a leverage ratio (defined as total debt divided by earnings before interest, taxes, depreciation and amortization, as adjusted). The ratios as of and for the period ended December 31, 2022 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	20.34
Leverage Ratio	3.25 to 1 (maximum)	0.94

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably expected to have, a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources at December 31, 2022.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on the accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As indicated in the Summary of Significant Accounting Policies included in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, the amount of assets, liabilities, revenue and expenses reported are affected by estimates and judgments that are necessary to comply with U.S. GAAP. The Company bases its estimates on prior experience and other assumptions that they consider reasonable to their circumstances. The Company believes the following matters may involve a high degree of judgment and complexity.

Contingencies — In the ordinary course of business, the Company is involved in various legal proceedings and contingencies, including environmental matters. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. Disclosure of contingent losses is also provided when there is a reasonable possibility that the ultimate loss could exceed the recorded provision or if such probable loss cannot be reasonably estimated. As additional information becomes available, any potential liability related to these contingent matters is assessed and the estimates are revised, if necessary. The actual resolution of these contingencies may differ from these estimates, and it is possible that future earnings could be affected by changes in estimated outcomes of these contingencies. If a contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than our estimate, a future credit to income would result. See disclosure of contingencies in Note 9 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Income Taxes — In the ordinary course of business there is inherent uncertainty in quantifying certain income tax positions. The Company evaluates uncertain tax positions for all years subject to examination based upon management's evaluations of the facts, circumstances and information available at the reporting date. Income tax positions must meet a more-likely-than-not recognition threshold at the reporting date to be recognized. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Business Combinations – The Company uses the acquisition method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed are recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, revenue growth rates, discount rates, customer attrition rates, royalty rates, asset lives, contributory asset charges, and market multiples, among other items. The Company determines the fair values of intangible assets acquired generally in consultation with third-party valuation advisors. See disclosure of acquisitions in Note 3 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Recent Accounting Pronouncements

Information regarding the recent accounting pronouncements is contained in the Summary of Significant Accounting Policies footnote of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a comparison of the Company's results of operations for the fiscal years ended December 31, 2021 and December 31, 2020, see "Part II, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk and Derivative Financial Instruments

Interest Rate Risk

The Company has certain financing arrangements that require interest payments based on floating interest rates, and to that extent, the Company's financial results are subject to changes in the market rate of interest. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates. At present, the Company has not entered into any interest rate swaps or other derivative instruments to fix the interest rate on any portion of its financing arrangements with floating rates. Based on current debt levels at December 31, 2022, if market interest rates increase one percent, the Company's variable interest expense would increase approximately $0.6 million annually.

Foreign Currency Exchange Risk

Some of the Company's subsidiaries operate in foreign countries and their financial results are subject to exchange rate movements. The Company has operations in Canada with foreign currency exposure, primarily due to sales made from businesses in Canada to customers in the United States ("U.S."). These sales are denominated in U.S. dollars. The Company has a systematic program to limit its exposure to fluctuations in exchange rates related to certain assets and liabilities of its operations in Canada that are denominated in U.S. dollars. The net exposure generally is less than $1 million. The foreign currency contracts and arrangements created under this program are not designated as hedged items under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 815, Derivatives and Hedging, and accordingly, the changes in the fair value of the foreign currency arrangements, which have been immaterial, are recorded in the Consolidated Statement of Operations. The Company's foreign currency arrangements are typically three months or less and are settled before the end of a reporting period. At December 31, 2022, the Company had no foreign currency arrangements or contracts in place.

Commodity Price Risk

The Company uses certain commodities, primarily plastic resins and natural rubber, in its manufacturing processes. The cost of operations can be affected as the market for these commodities changes. The Company currently has no derivative contracts to hedge changes in raw material pricing; however, the Company also has no significant obligations to purchase fixed quantities of such commodities in future periods. The Company may from time to time enter into forward buy positions for certain utility costs, which were not material at December 31, 2022. Significant future increases in the cost of these commodities or other adverse changes in the general economic environment could have a material adverse impact on the Company's financial position, results of operations or cash flows.

ITEM 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Myers Industries, Inc. and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

New Idria Mercury Mine (New Idria Mine) Environmental Liability

Description of the matter	As discussed in Note 9 of the consolidated financial statements, in 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company that it considers it to be a potentially responsible party ("PRP") in connection with the New Idria Mine. At December 31, 2022, the Company has recorded liabilities for the estimated cost primarily to execute a Remedial Investigation/Feasibility Study ("RI/FS") work plan being developed with the EPA associated with the New Idria mine. The Company has not accrued for remediation costs associated with this site because the amount of such costs or a range of reasonably possible costs cannot be estimated at this time.
	Auditing the determination of the amount of the RI/FS liability ("the Liability") involved a high degree of subjectivity as estimates performed by the Company's third-party consultant that impact the determination of the Liability were based on factors unique to the affected site and subject to various laws and regulations governing the protection of the applicable environment.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the determination of the Liability. Our audit procedures included, among others, testing controls over management's determination of the estimated costs to perform the RI/FS. To test the Liability, we performed audit procedures that included, among others, inquiring of senior management, senior internal counsel, and management's third-party consultant to understand recent activity in the RI/FS process, inspecting written communications from the EPA to corroborate the anticipated scope of work under the RI/FS, and testing management's accrual determination by comparing to the cost estimates provided by the third-party consultant. Further, we, with the assistance of our environmental specialists, compared the cost estimates used by management to historical data and trends, including historical costs for work previously completed by the EPA and trends for cost of RI/FS work performed in similar areas for similar sized sites, as well as notifications or decisions from regulatory agencies. In addition, we evaluated the competency and objectivity of management's third-party consultant, and we obtained written representations from senior internal counsel and external counsel. We assessed the adequacy of the disclosures in the consolidated financial statements related to the New Idria Mine.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Akron, Ohio
March 3, 2023

28

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2022, 2021, and 2020

(Dollars in thousands, except per share data)

	For the Year Ended December 31,		
	2022	2021	2020
Net sales	$ 899,547	$ 761,435	$ 510,369
Cost of sales	616,181	550,014	338,409
Gross profit	283,366	211,421	171,960
Selling, general and administrative expenses	199,489	163,502	130,331
(Gain) loss on disposal of fixed assets	(667)	(1,382)	3
Other (income) expenses	603	—	(11,924)
Operating income	83,941	49,301	53,550
Interest expense, net	5,731	4,208	4,688
Income before income taxes	78,210	45,093	48,862
Income tax expense	17,943	11,555	12,093
Net income	$ 60,267	$ 33,538	$ 36,769
Net income per common share:			
Basic	$ 1.66	$ 0.93	$ 1.03
Diluted	$ 1.64	$ 0.92	$ 1.02
Dividends declared per share	$ 0.54	$ 0.54	$ 0.54

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2022, 2021, and 2020

(Dollars in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Net income	$ 60,267	$ 33,538	$ 36,769
Other comprehensive income (loss):			
Foreign currency translation adjustment	(2,475)	39	628
Pension liability, net of tax expense (benefit) of $28, $111 and ($18), respectively	83	333	(52)
Total other comprehensive income	(2,392)	372	576
Comprehensive income	$ 57,875	$ 33,910	$ 37,345

The accompanying notes are an integral part of these statements.

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(Dollars in thousands)

		December 31, 2022		December 31, 2021
Assets				
Current Assets				
Cash	$	23,139	$	17,655
Accounts receivable, less allowances of $3,259 and $3,229, respectively		133,716		100,691
Income tax receivable		—		2,517
Inventories, net		93,351		93,551
Prepaid expenses and other current assets		7,001		5,500
Total Current Assets		257,207		219,914
Property, plant, and equipment, net		101,566		92,049
Right of use asset - operating leases		28,908		29,285
Goodwill		95,157		88,778
Intangible assets, net		51,752		50,181
Deferred income taxes		129		106
Other		7,915		4,236
Total Assets	$	542,634	$	484,549
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	$	73,536	$	81,690
Accrued employee compensation		24,664		21,616
Income taxes payable		2,054		—
Accrued taxes payable, other than income taxes		3,169		2,759
Accrued interest		1,264		966
Other current liabilities		26,380		19,628
Operating lease liability - short-term		6,177		5,341
Finance lease liability - short-term		518		500
Total Current Liabilities		137,762		132,500
Long-term debt		93,962		90,945
Operating lease liability - long-term		22,786		23,815
Finance lease liability - long-term		8,919		9,437
Other liabilities		15,270		13,086
Deferred income taxes		7,508		5,441
Total Liabilities		286,207		275,224
Shareholders' Equity				
Serial Preferred Shares (authorized 1,000,000 shares; none issued and outstanding)		—		—
Common Shares, without par value (authorized 60,000,000 shares; outstanding 36,500,020 and 36,262,259; net of treasury shares of 6,052,437 and 6,290,198, respectively)		22,332		22,172
Additional paid-in capital		315,865		306,720
Accumulated other comprehensive loss		(17,793)		(15,401)
Retained deficit		(63,977)		(104,166)
Total Shareholders' Equity		256,427		209,325
Total Liabilities and Shareholders' Equity	$	542,634	$	484,549

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2022, 2021 and 2020

(Dollars in thousands, except share data)

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Shareholders' Equity
	Number	Amount				
Balance at January 1, 2020	35,710,934	$ 21,785	$ 296,363	$ (16,349)	$ (135,117)	$ 166,682
Net income	—	—	—	—	36,769	36,769
Issuances under option plans	127,049	77	1,554	—	—	1,631
Dividend reinvestment plan	7,668	5	96	—	—	101
Restricted stock vested	118,686	72	(72)	—	—	—
Stock compensation expense	—	—	3,534	—	—	3,534
Shares withheld for employee taxes on equity awards	(43,312)	—	(623)	—	—	(623)
Foreign currency translation adjustment	—	—	—	628	—	628
Declared dividends - $0.54 per share	—	—	—	—	(19,570)	(19,570)
Pension liability, net of tax of ($18)	—	—	—	(52)	—	(52)
Balance at December 31, 2020	35,921,025	21,939	300,852	(15,773)	(117,918)	189,100
Net income	—	—	—	—	33,538	33,538
Issuances under option plans	221,060	135	3,561	—	—	3,696
Dividend reinvestment plan	4,636	3	94	—	—	97
Restricted stock vested	155,406	95	(95)	—	—	—
Stock compensation expense	—	—	3,196	—	—	3,196
Shares withheld for employee taxes on equity awards	(39,868)	—	(888)	—	—	(888)
Foreign currency translation adjustment	—	—	—	39	—	39
Declared dividends - $0.54 per share	—	—	—	—	(19,786)	(19,786)
Pension liability, net of tax of $111	—	—	—	333	—	333
Balance at December 31, 2021	36,262,259	22,172	306,720	(15,401)	(104,166)	209,325
Net income	—	—	—	—	60,267	60,267
Issuances under option plans	127,881	78	2,157	—	—	2,235
Dividend reinvestment plan	4,218	3	82	—	—	85
Restricted stock vested	130,386	79	(79)	—	—	—
Stock compensation expense	—	—	7,436	—	—	7,436
Shares withheld for employee taxes on equity awards	(24,724)	—	(451)	—	—	(451)
Foreign currency translation adjustment	—	—	—	(2,475)	—	(2,475)
Declared dividends - $0.54 per share	—	—	—	—	(20,078)	(20,078)
Pension liability, net of tax of $28	—	—	—	83	—	83
Balance at December 31, 2022	36,500,020	$ 22,332	$ 315,865	$ (17,793)	$ (63,977)	$ 256,427

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022, 2021 and 2020

(Dollars in thousands)

	For the Year Ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities			
Net income	$ 60,267	$ 33,538	$ 36,769
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
Depreciation and amortization	21,216	20,422	20,530
Amortization of deferred financing costs	441	463	400
Non-cash stock-based compensation expense	7,436	3,196	3,534
(Gain) loss on disposal of fixed assets	(667)	(1,382)	3
Gain on sale of notes receivable	—	—	(11,924)
Deferred taxes	2,072	2,826	8,732
Other	1,520	(1,403)	4,225
Cash flows provided by (used for) working capital			
Accounts receivable	(23,625)	(15,273)	(11,589)
Inventories	7,955	(24,885)	(7,868)
Prepaid expenses and other current assets	(1,409)	(676)	(969)
Accounts payable and accrued expenses	(2,585)	28,088	4,664
Net cash provided by (used for) operating activities	72,621	44,914	46,507
Cash Flows From Investing Activities			
Capital expenditures	(24,292)	(17,867)	(13,421)
Acquisition of business, net of cash acquired	(27,626)	(35,758)	(63,334)
Proceeds from sale of property, plant and equipment	1,537	3,336	2
Proceeds on sale of notes receivable	—	—	1,200
Net cash provided by (used for) investing activities	(50,381)	(50,289)	(75,553)
Cash Flows From Financing Activities			
Borrowings on revolving credit facility	1,264,200	886,600	—
Repayments on revolving credit facility	(1,261,200)	(833,600)	—
Repayments of long-term debt	—	(40,000)	—
Payments on finance lease	(500)	(402)	—
Cash dividends paid	(19,797)	(19,596)	(19,425)
Proceeds from issuance of common stock	2,320	3,793	1,732
Shares withheld for employee taxes on equity awards	(451)	(888)	(623)
Deferred financing fees	(889)	(1,095)	—
Net cash provided by (used for) financing activities	(16,317)	(5,188)	(18,316)
Foreign exchange rate effect on cash	(439)	(83)	136
Net increase (decrease) in cash	5,484	(10,646)	(47,226)
Cash at January 1	17,655	28,301	75,527
Cash at December 31	$ 23,139	$ 17,655	$ 28,301
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 4,574	$ 4,279	$ 4,505
Income taxes	$ 13,023	$ 10,936	$ 5,355

The accompanying notes are an integral part of these statements.

(Dollars in thousands, except where otherwise indicated)

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Myers Industries, Inc. and all wholly owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. All subsidiaries that are not wholly owned and are not included in the consolidated operating results of the Company are immaterial investments which have been accounted for under the equity or cost method. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the timing and amount of assets, liabilities, equity, revenues, and expenses recorded and disclosed. Actual results could differ from those estimates.

In 2015, the Company sold its former Lawn and Garden business to the L&G Buyer, which later became HC Companies, Inc. ("HC"). The terms of the sale included promissory notes from HC, which were fully reserved for in 2018 due to uncertainty of collection. Also, in connection with the sale of the Lawn and Garden business, the Company became a guarantor for any remaining rent payments under one of HC's facility leases. The carrying value of the lease contingency as of December 31, 2019 was $10.7 million. In January 2020, the Company sold to HC the fully-reserved promissory notes in exchange for $1.2 million and the release from the lease guarantee resulting in an $11.9 million pre-tax gain recorded as *Other income*.

Accounting Standards Adopted

In December 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU is intended to improve the accounting for acquired contracts with customers in business combinations by addressing diversity in practice by requiring the acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments within this ASU are required to be applied prospectively to business combinations occurring on or after the effective date. The Company adopted this standard effective January 1, 2023 and the adoption of this standard did not have a material impact on its consolidated financial statements.

Translation of Foreign Currencies

All asset and liability accounts of consolidated foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period and income statement items are translated monthly at an average currency exchange rate for the period. The resulting foreign currency translation adjustment is recorded in other comprehensive income (loss) as a separate component of shareholders' equity.

Fair Value Measurement

Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical similar assets or liabilities in markets that are not active or inputs that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data or which reflect the entity's own assumptions.

The Company has financial instruments, including cash, accounts receivable, accounts payable and accrued expenses. The fair value of these financial instruments approximates carrying value due to the nature and relative short maturity of these assets and liabilities.

The fair value of debt under the Company's Loan Agreement, as defined in Note 10, approximates carrying value due to the floating rates and relative short maturity (less than 90 days) of the revolving borrowings under this agreement. The fair value of the Company's fixed rate senior unsecured notes was estimated using market observable inputs for the Company's comparable peers with public debt, including quoted prices in active markets and interest rate measurements, which are considered Level 2 inputs. At December 31, 2022 and 2021, the aggregate fair value of the Company's outstanding fixed rate senior unsecured notes was estimated at $37.4 million and $41.0 million, respectively.

(Dollars in thousands, except where otherwise indicated)

The purchase price allocations associated with the May 31, 2022 acquisition of Mohawk Rubber Sales of New England Inc. ("Mohawk"), the July 30, 2021 acquisition of Trilogy Plastics, Inc. ("Trilogy") and the November 10, 2020 acquisition of Elkhart Plastics, Inc. ("Elkhart"), as described in Note 3, required fair value measurements using unobservable inputs which are considered Level 3 inputs. The fair value of the acquired intangible assets was determined using an income approach. Similarly, impairment testing of goodwill and indefinite-lived intangible assets as described in Note 4 involves determination of fair value using unobservable inputs, which are considered Level 3 inputs. The fair values of the reporting units in accordance with the goodwill impairment test were determined using the income and/or market approaches.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade accounts receivable. The concentration of accounts receivable credit risk is generally limited based on the Company's diversified operations, with customers spread across many industries and countries. In 2022, there were no customers that accounted for more than ten percent of net sales. The Company does not have a material concentration of sales in any country outside of the United States.

Allowance for Credit Losses

Management has established certain requirements that customers must meet before credit is extended. The financial condition of customers is continually monitored and collateral is usually not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. The Company reviews historical trends for credit loss as well as current economic conditions in determining an estimate for its allowance for credit losses. Additionally, in circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for credit losses is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably expects will be collected. Expense related to bad debts was approximately $0.5 million, $0.7 million and $1.4 million for 2022, 2021 and 2020, respectively, and is recorded within *Selling, general and administrative expenses* in the Consolidated Statements of Operations. Deductions from the allowance for doubtful accounts, net of recoveries, were approximately $0.4 million, $0.9 million and $0.4 million for 2022, 2021 and 2020, respectively.

Changes in the allowance for credit losses for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance at January 1	$ 2,173	$ 2,335
Provision for expected credit loss, net of recoveries	540	737
Write-offs and other	(440)	(899)
Balance at December 31	$ 2,273	$ 2,173

Inventories

Inventories are valued at the lower of cost or market for last-in, first-out ("LIFO") inventory and lower of cost or net realizable value for first-in, first-out ("FIFO") inventory. Approximately 35 percent of our inventories are valued using the LIFO method of determining cost. All other inventories are valued at the FIFO method of determining cost.

Inventories at December 31 consist of the following:

	December 31, 2022	December 31, 2021
Finished and in-process products	$ 54,991	$ 56,684
Raw materials and supplies	38,360	36,867
	$ 93,351	$ 93,551

If the FIFO method of inventory cost valuation had been used exclusively by the Company, inventories would have been $8.6 million and $7.0 million higher than reported at December 31, 2022 and 2021, respectively. Cost of sales decreased by $0.8 million, $0.1 million and $0.1 million in 2022, 2021 and 2020, respectively, as a result of the liquidation of LIFO inventories.

(Dollars in thousands, except where otherwise indicated)

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the basis of the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 40 years
Machinery and equipment	3 to 10 years
Leasehold improvements	5 to 10 years

The Company’s property, plant and equipment by major asset class at December 31 consists of:

	December 31, 2022	December 31, 2021
Land	$ 6,907	$ 6,733
Buildings and leasehold improvements	60,982	59,199
Machinery and equipment	311,822	296,809
	379,711	362,741
Less allowances for depreciation and amortization	(278,145)	(270,692)
	$ 101,566	$ 92,049

Long-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of potential impairment related to assets to be held and used is based upon undiscounted future cash flows resulting from the use and ultimate disposition of the asset and related asset group. For assets held for sale, the amount of potential impairment may be based upon appraisal of the asset, estimated market value of similar assets or estimated cash flow from the disposition of the asset.

Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) were as follows:

	Foreign Currency	Defined Benefit Pension Plans	Total
Balance at January 1, 2020	$ (14,602)	$ (1,747)	$ (16,349)
Other comprehensive income (loss) before reclassifications	628	(113)	515
Amounts reclassified from accumulated other comprehensive income, net of tax of ($20) [(1)]	—	61	61
Net current-period other comprehensive income (loss)	628	(52)	576
Balance at December 31, 2020	(13,974)	(1,799)	(15,773)
Other comprehensive income (loss) before reclassifications	39	269	308
Amounts reclassified from accumulated other comprehensive income, net of tax of ($21) [(1)]	—	64	64
Net current-period other comprehensive income (loss)	39	333	372
Balance at December 31, 2021	(13,935)	(1,466)	(15,401)
Other comprehensive income (loss) before reclassifications	(2,475)	33	(2,442)
Amounts reclassified from accumulated other comprehensive income, net of tax of ($17) [(1)]	—	50	50
Net current-period other comprehensive income (loss)	(2,475)	83	(2,392)
Balance at December 31, 2022	$ (16,410)	$ (1,383)	$ (17,793)

(1) The accumulated other comprehensive income (loss) components related to defined benefit pension plans are included in the computation of net periodic pension cost. See Note 12, Retirement Plans for additional details.

(Dollars in thousands, except where otherwise indicated)

Stock Based Compensation

The Company has stock incentive plans that provide for the granting of stock-based compensation to employees and directors. Shares issued for option exercises, restricted stock units and performance units may be either from authorized, but unissued shares or treasury shares. For equity-classified awards, the fair value is determined on the date of the grant and not remeasured. The fair value of restricted stock units and performance units without a relative Total Shareholder Return ("rTSR") modifier are determined using the closing price of the Company's common stock on the grant date (Level 1 measurement). The fair value of performance units with a rTSR modifier is determined using a Monte Carlo simulation, which determines the probability of satisfying the market condition included in the award using market-based inputs (Level 2 measurement). For these awards, the performance-based vesting requirements determine the number of shares that ultimately vest, which can vary from 0% to 250% of target depending on the level of achievement of established performance criteria. The fair value of options is determined using a binomial lattice option pricing model as further described in Note 8, which uses market-based inputs (Level 2 measurement). When awards contain a required holding period after vesting, the fair value is discounted to reflect the lack of marketability. Expense for restricted stock units and stock options is recognized on a straight-line basis over the requisite service period, which is generally equivalent to the vesting term. Compensation expense for performance units is recognized over the requisite service period subject to adjustment based on the probable number of shares expected to vest under the performance condition. Forfeitures result in reversal of previously recognized expenses for unvested shares and are recognized in the period in which the forfeiture occurs.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be received or settled. Any effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted.

Deferred tax assets are reduced by a valuation allowance, if based on all available evidence, it is more likely than not that the deferred tax asset will not be realized. The Company evaluates the recovery of its deferred tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates.

In the ordinary course of business, there is inherent uncertainty in quantifying certain income tax positions. The Company evaluates uncertain tax positions for all years subject to examination based upon management's evaluations of the facts, circumstances and information available at the reporting date. Income tax positions must meet a more-likely-than-not recognition threshold at the reporting date to be recognized. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Capital expenditures in the Consolidated Statement of Cash Flows excludes accrued, but unpaid, capital expenditures. Changes in the amount accrued increased (reduced) cash used for capital expenditures by $(0.6) million, $(0.2) million and $(1.6) million 2022, 2021 and 2020, respectively.

Investments

In 2013, the Company invested in a joint venture to distribute tools, supplies and equipment to the Indian auto aftermarket. The Company's minority ownership interest has been accounted for under ASC 321, *Investments - Equity Securities,* as the Company cannot exercise significant influence over operating and financial policies of the joint venture. Under ASC 321, for each reporting period, a qualitative assessment is completed to evaluate whether the investment is impaired. During the fourth quarter of 2022, impairment triggers were identified and the investment in the joint venture was fully impaired, resulting in a $0.6 million pre-tax impairment loss in *Other (income) expenses* in the Consolidated Statement of Operations.

(Dollars in thousands, except where otherwise indicated)

2. Revenue Recognition

The Company's revenue by major market is as follows:

	For the Year Ended December 31, 2022			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 113,339	$ —	$ —	$ 113,339
Vehicle	165,139	—	—	165,139
Food and beverage	125,111	—	—	125,111
Industrial	244,030	—	(38)	243,992
Auto aftermarket	—	251,966	—	251,966
Total net sales	$ 647,619	$ 251,966	$ (38)	$ 899,547

	For the Year Ended December 31, 2021			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 116,707	$ —	$ —	$ 116,707
Vehicle	170,322	—	—	170,322
Food and beverage	83,817	—	—	83,817
Industrial	193,222	—	(60)	193,162
Auto aftermarket	—	197,427	—	197,427
Total net sales	$ 564,068	$ 197,427	$ (60)	$ 761,435

	For the Year Ended December 31, 2020			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 92,301	$ —	$ —	$ 92,301
Vehicle	77,085	—	—	77,085
Food and beverage	54,752	—	—	54,752
Industrial	119,746	—	(59)	119,687
Auto aftermarket	—	166,544	—	166,544
Total net sales	$ 343,884	$ 166,544	$ (59)	$ 510,369

Revenue is recognized when obligations under the terms of a contract with customers are satisfied. In both the Distribution and Material Handling segments, this generally occurs with the transfer of control of the Company's products. This transfer of control may occur at either the time of shipment from a Company facility, or at the time of delivery to a designated customer location. Obligations under contracts with customers are typically fulfilled within 90 days of receiving a purchase order from a customer, and generally no other future obligations are required to be performed. The Company generally does not enter into contracts with customers for longer than one year. Based on the nature of the Company's products and customer contracts, no deferred revenue has been recorded with the exception of cash advances or deposits received from customers prior to transfer of control of the product. These advances are typically fulfilled within the 90 day time frame mentioned above.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring the products. Certain contracts with customers include variable consideration, such as rebates or discounts. The Company recognizes estimates of this variable consideration each period, primarily based on the most likely level of consideration to be paid to the customer under the specific terms of the underlying programs. While the Company's contracts with customers do not generally include explicit rights to return product, the Company will in practice allow returns in the normal course of business and as part of the customer relationship. Thus, the Company estimates the expected returns each period based on an analysis of historical experience. For certain businesses where physical recovery of the product from returns occurs, the Company records an estimated right to return asset from such recovery, based on the approximate cost of the product.

(Dollars in thousands, except where otherwise indicated)

Amounts included in the Consolidated Statements of Financial Position related to revenue recognition include:

	December 31, 2022	December 31, 2021	Statement of Financial Position Classification
Returns, discounts and other allowances	$ (986)	$ (1,056)	Accounts receivable
Right of return asset	$ 350	$ 361	Inventories, net
Customer deposits	$ (5,896)	$ (1,816)	Other current liabilities
Accrued rebates	$ (4,711)	$ (3,378)	Other current liabilities

Sales, value added, and other taxes the Company collects concurrently with revenue from customers are excluded from net sales. The Company has elected to recognize the cost for shipments to customers when control over products has transferred to the customer. Costs for shipments to customers are classified as *Selling, general and administrative expenses* for the Company’s manufacturing businesses and as cost of sales for the Company’s distribution business in the accompanying Consolidated Statements of Operations. The Company incurred costs for shipments to customers of approximately $13.1 million, $10.4 million and $7.1 million in *selling, general and administrative expenses* for the years ended December 31, 2022, 2021 and 2020, respectively, and $10.5 million, $7.3 million and $6.4 million in *cost of sales* for the years ended December 31, 2022, 2021 and 2020, respectively.

Based on the short term nature of contracts described above, the Company does not incur significant contract acquisition costs. These costs, as well as other incidental items that are immaterial in the context of the contract, are recognized as expense as incurred.

3. Acquisitions

Mohawk

On May 31, 2022, the Company acquired the assets of Mohawk, a leading auto aftermarket distributor, which is included in the Distribution Segment. The Mohawk acquisition aligns with the Company's long-term objective to optimize and grow its Distribution business. Cash consideration was $27.6 million, net of $1.1 million of cash acquired. Total cash consideration also includes a $3.3 million working capital adjustment, which was settled in November 2022. The Company estimated additional consideration payable of $0.1 million, subject to finalization of working capital and other adjustments. The Company funded the acquisition with proceeds from the Loan Agreement described in Note 10.

The acquisition of Mohawk was accounted for using the acquisition method, whereby all of the assets acquired and liabilities assumed were recognized at their fair value on the acquisition date, with any excess of the purchase price over the estimated fair value recorded as goodwill. The following table summarizes the allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed based on their preliminary estimated fair values at the acquisition date, which are subject to adjustment. Measurement period adjustments for the year ended December 31, 2022 are also summarized in the table below. The purchase accounting will be finalized within one year from the acquisition date.

(Dollars in thousands, except where otherwise indicated)

	Initial Allocation of Consideration	Measurement Period Adjustments[1]	Updated Preliminary Allocation
Assets acquired:			
Accounts receivable	$ 10,137	$ 345	$ 10,482
Inventories	8,209	(16)	8,193
Prepaid expenses	104	—	104
Other assets - long term	30	—	30
Property, plant and equipment	1,432	(261)	1,171
Right of use asset - operating leases	1,367	—	1,367
Intangible assets	7,720	90	7,810
Goodwill	7,485	(403)	7,082
Assets acquired	$ 36,484	$ (245)	$ 36,239
Liabilities assumed:			
Accounts payable	$ 5,996	$ (191)	$ 5,805
Accrued expenses	1,414	(70)	1,344
Operating lease liability - short term	399	—	399
Operating lease liability - long term	968	—	968
Total liabilities assumed	8,777	(261)	8,516
Net acquisition cost	$ 27,707	$ 16	$ 27,723

[1] The Company's preliminary purchase price allocation changed due to additional information and further analysis.

The goodwill represents the future economic benefits arising from other assets acquired that could not be individually and separately recognized, and the Company expects that the goodwill recognized for the acquisition will be deductible for tax purposes.

The intangible assets included above consist of the following:

	Fair Value	Weighted Average Estimated Useful Life
Customer relationships	$ 5,500	12.0 years
Trade name	2,000	5.0 years
Non-competition agreements	310	5.0 years
Total amortizable intangible assets	$ 7,810	

Trilogy Plastics

On July 30, 2021, the Company acquired the assets of Trilogy, a custom rotational molder specializing in high quality parts and assemblies, which is included in the Material Handling Segment. The Trilogy acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. The purchase price for the acquisition was $34.5 million, including a working capital adjustment of $0.3 million which was settled in November 2021. The Company funded the acquisition with proceeds from the Loan Agreement described in Note 10.

The acquisition of Trilogy was accounted for using the acquisition method, whereby all of the assets acquired and liabilities assumed were recognized at their fair value on the acquisition date, with any excess of the purchase price over the estimated fair value recorded as goodwill. The following table summarizes the allocation of the purchase price based on the estimated fair value of assets acquired

(Dollars in thousands, except where otherwise indicated)

and liabilities assumed based on the estimated fair values at the acquisition date. There were no measurement period adjustments recorded for the year ended December 31, 2022.

Assets acquired:		
Accounts receivable	$	3,929
Inventories		2,752
Prepaid expenses		63
Other assets - long term		93
Property, plant and equipment		4,903
Right of use asset - operating leases		8,685
Intangible assets		14,333
Goodwill		10,003
Assets acquired	$	44,761
Liabilities assumed:		
Accounts payable	$	765
Accrued expenses		777
Operating lease liability - short term		576
Operating lease liability - long term		8,108
Total liabilities assumed		10,226
Net acquisition cost	$	34,535

The goodwill represents the future economic benefits arising from other assets acquired that could not be individually and separately recognized, and the Company expects that the goodwill recognized for the acquisition will be deductible for tax purposes.

The intangible assets included above consist of the following:

		Fair Value	Weighted Average Estimated Useful Life
Customer relationships	$	12,463	18.0 years
Trade name		1,870	10.0 years
Total amortizable intangible assets	$	14,333	

Elkhart Plastics

On November 10, 2020, the Company acquired the assets of Elkhart Plastics, a manufacturer of engineered products for the RV, marine, agricultural, construction, truck and other industries, which is included in the Company's Material Handling Segment. The Elkhart Plastics acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. The purchase price for the acquisition was $63.8 million, including a working capital adjustment of $1.2 million, which was settled in 2021. The Company funded the acquisition using available cash.

4. Goodwill and Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment annually and between annual tests if impairment indicators are present. Such indicators may include, but are not limited to, significant changes in economic and competitive conditions, the impact of the economic environment on the Company's customer base or its businesses, or a material negative change in its relationships with significant customers.

(Dollars in thousands, except where otherwise indicated)

The Company's annual goodwill impairment assessment as of October 1 for all of its reporting units found no impairment in 2022, 2021 or 2020. During 2022, management performed a qualitative assessment for all of its reporting units, with the exception of the Trilogy, Elkhart and Ameri-Kart reporting units for which a quantitative assessment was performed. Effective October 1, 2022, the Trilogy, Elkhart and Ameri-Kart reporting units were combined to form a single reporting unit, following certain structural and organizational changes at the Company, including further integration of the Trilogy and Elkhart businesses which were acquired on July 30, 2021 and November 10, 2020, respectively. The goodwill of the three individual pre-integration reporting units was aggregated to the respective combined reporting unit and management performed a quantitative impairment assessment for the respective reporting units on a before and after basis. The results of the quantitative impairment assessments indicated that the fair value of the Company's reporting units for the before and after basis all had cushion above the carrying value on the assessment date, as of October 1, 2022.

The Company performed a quantitative impairment assessment at October 1, 2021 and a qualitative analysis as of October 1, 2020 for which the results of each of those assessments also indicated that the fair value of the Company's reporting units exceeded carrying value for all reporting units as of October 1, 2021 and 2020, respectively.

The quantitative fair values of the Company's six reporting units in accordance with the goodwill impairment test were determined using the income and/or market approaches. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors, and requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and discount rates. The market approach utilizes an analysis of comparable publicly traded companies and requires management to make significant estimates and assumptions related to the forecasts of future revenues, EBITDA, and multiples that are applied to management's forecasted revenues and EBITDA estimates.

The techniques used in the Company's impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect known market conditions at the measurement date. The variables and assumptions used, all of which are Level 3 fair value inputs, include the projections of future revenues and expenses, working capital, terminal values, discount rates and long term growth rates. The estimate of the fair values of these reporting units, and the related goodwill, could change over time based on a variety of factors, including the aggregate market value of the Company's common stock, actual operating performance of the underlying businesses or the impact of future events on the cost of capital and the related discount rates used.

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 were as follows:

	Distribution	Material Handling	Total
January 1, 2021	$ 7,648	$ 71,608	$ 79,256
Acquisition	—	10,003	10,003
Purchase accounting adjustment	—	(520)	(520)
Foreign currency translation	—	39	39
December 31, 2021	$ 7,648	$ 81,130	$ 88,778
Acquisition	7,485	—	7,485
Purchase accounting adjustment	(403)	—	(403)
Foreign currency translation	—	(703)	(703)
December 31, 2022	$ 14,730	$ 80,427	$ 95,157

Intangible assets were established in connection with acquisitions. These intangible assets, other than goodwill and certain indefinite lived trade names, are amortized over their estimated useful lives. The Company performed a quantitative annual impairment assessment for the indefinite lived trade names as of October 1, 2022, 2021 and 2020. In performing these assessments, the Company determined the estimated fair value of the trade name exceeded the carrying value and accordingly, no impairment was indicated. An impairment charge would be recorded if the carrying value of the trade name exceeds the estimated fair value at the date of assessment. Refer to Note 3 for the intangible assets acquired through the Mohawk and Trilogy acquisitions during 2022 and 2021, respectively.

(Dollars in thousands, except where otherwise indicated)

Intangible assets at December 31, 2022 and 2021 consisted of the following:

		2022			2021		
	Weighted Average Remaining Useful Life (years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names - indefinite lived		$ 9,782	$ —	$ 9,782	$ 9,782	$ —	$ 9,782
Trade names	7.0	10,267	(2,142)	8,125	8,267	(1,035)	7,232
Customer relationships	13.0	75,110	(45,621)	29,489	70,794	(44,221)	26,573
Technology	1.6	24,980	(21,441)	3,539	24,980	(19,169)	5,811
Non-competition agreements	2.7	1,510	(693)	817	1,200	(417)	783
Patents	—	11,730	(11,730)	—	11,730	(11,730)	—
		$ 133,379	$ (81,627)	$ 51,752	$ 126,753	$ (76,572)	$ 50,181

Intangible amortization expense was $6.2 million, $5.2 million and $6.3 million in 2022, 2021 and 2020, respectively. Estimated annual amortization expense for intangible assets with finite lives for the next five years is: $6.6 million in 2023; $5.4 million in 2024; $3.9 million in 2025; $3.2 million in 2026 and $2.9 million in 2027.

5. Net Income Per Common Share

Net income per common share, as shown on the accompanying Consolidated Statements of Operations, is determined on the basis of the weighted average number of common shares outstanding during the periods as follows:

	For the Year Ended December 31,		
	2022	2021	2020
Weighted average common shares outstanding basic	36,411,389	36,138,571	35,785,798
Dilutive effect of stock options and restricted stock	379,450	220,398	130,832
Weighted average common shares outstanding diluted	36,790,839	36,358,969	35,916,630

Options to purchase 114,540, 26,814 and 462,332 shares of common stock that were outstanding at December 31, 2022, 2021 and 2020, respectively, were not included in the computation of diluted earnings per share as the exercise prices of these options was greater than the average market price of common shares, and were therefore anti-dilutive.

6. Restructuring

In March 2019, the Company committed to implementing a restructuring plan involving its Ameri-Kart Corp. subsidiary ("Ameri-Kart"), a rotational molding business within the Material Handling Segment. The Company is consolidating certain manufacturing operations into a new facility in Bristol, Indiana (the "Ameri-Kart Plan"). In December 2019, as amended in March 2021, Ameri-Kart entered into a lease agreement for a newly constructed manufacturing and distribution facility in Bristol, Indiana. The building became substantially complete in March 2021 as defined in the lease agreement, and the 15-year finance lease of the new Bristol facility commenced. In connection with the lease agreement, Ameri-Kart agreed to sell its original Bristol facility and lease it back for a period of 5 years. During the second quarter of 2021, the sale of the original facility for net proceeds of $2.8 million was completed, which resulted in a gain of $1.0 million, and the lease back commenced. As of December 31, 2022 the new Bristol facility is in service. In the first half of 2023, the original facility is planned to be closed. Remaining costs to complete this consolidation are expected to be approximately $3.4 million, including approximately $1.0 million in 2023 related to severance and remaining equipment moves and $2.4 million to be incurred through 2026 related to remaining lease and maintenance costs for the idled facility.

The Company incurred $0.7 million of restructuring charges during the year ended December 31, 2022, which were recorded within *Cost of sales* and $0.3 million related to loss on disposal of fixed assets during the year ended December 31, 2022. The accrual for unpaid restructuring expenses at December 31, 2021 was $0.5 million and no restructuring charges were accrued at December 31, 2022. The Company incurred $0.9 million of restructuring charges classified as *Cost of sales* during the year ended December 31, 2021, including $0.1 million of non-cash inventory write-offs. No restructuring charges were incurred during the year ended December 31, 2020.

(Dollars in thousands, except where otherwise indicated)

7. Other Liabilities

The balance of Other current liabilities is comprised of the following:

	December 31, 2022	December 31, 2021
Customer deposits and accrued rebates	$ 10,607	$ 5,194
Dividends payable	5,722	5,441
Accrued litigation, claims and professional fees	596	777
Current portion of environmental reserves	3,284	1,429
Other accrued expenses	6,171	6,787
	$ 26,380	$ 19,628

The balance of Other liabilities (long-term) is comprised of the following:

	December 31, 2022	December 31, 2021
Environmental reserves	$ 13,078	$ 8,298
Supplemental executive retirement plan liability	824	1,176
Pension liability	184	421
Other long-term liabilities	1,184	3,191
	$ 15,270	$ 13,086

8. Stock Compensation

The Company's Amended and Restated 2017 Incentive Stock Plan (the "2017 Plan") authorizes the Compensation and Management Development Committee of the Board of Directors ("Compensation Committee") to issue up to 5,126,950 shares of various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards to key employees and directors. No new awards were permitted to be issued under the 2017 Plan after April 29, 2021. Options granted and outstanding vest over the requisite service period and expire ten years from the date of grant.

The Company's 2021 Long-Term Incentive Plan (the "2021 Plan") was adopted by the Board of Directors on March 4, 2021, amended by the Board of Directors on April 20, 2021, and approved by shareholders in the annual shareholder meeting on April 29, 2021. The 2021 Plan authorizes the Compensation Committee to issue up to 2,000,000 additional various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards.

Stock compensation expense was approximately $7.4 million, $3.2 million and $3.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, and are included in *Selling, general and administrative expenses*. Total unrecognized compensation cost related to non-vested share-based compensation arrangements at December 31, 2022 was approximately $8.6 million, which will be recognized over the next three years, as such compensation is earned.

There were no options granted in 2022, 2021 and 2020. Options exercised in 2022, 2021 and 2020 were as follows:

Year	Options Exercised	Exercised Price
2022	83,102	$12.96 to $21.30
2021	192,504	$11.62 to $21.30
2020	97,779	$10.10 to $18.69

In addition, options totaling 588, 30,094 and 81,944 expired or were forfeited during the years ended December 31, 2022, 2021 and 2020, respectively.

(Dollars in thousands, except where otherwise indicated)

Options outstanding and exercisable at December 31, 2022, 2021 and 2020 were as follows:

Year	Outstanding	Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
2022	224,882	$11.62 to $21.30	224,882	$ 18.82
2021	308,572	$11.62 to $21.30	297,295	$ 18.64
2020	531,170	$11.62 to $21.30	460,341	$ 17.94

The following table provides a summary of stock option activity for the period ended December 31, 2022:

	Shares	Average Exercise Price	Weighted Average Life (in Years)
Outstanding at December 31, 2021	308,572	$ 18.64	
Options granted	—	—	
Options exercised	(83,102)	18.14	
Canceled or forfeited	(588)	18.58	
Expired	—	—	
Outstanding at December 31, 2022	224,882	18.82	2.60
Exercisable at December 31, 2022	224,882	$ 18.82	2.60

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The intrinsic value of stock options exercised in 2022, 2021 and 2020 was $0.3 million, $1.0 million and $0.5 million, respectively. The intrinsic value of stock options outstanding at December 31, 2022 was $0.8 million.

The following table provides a summary of restricted stock units, including performance-based restricted stock units, and restricted stock activity for the year ended December 31, 2022:

	Shares	Average Grant-Date Fair Value
Unvested shares at December 31, 2021	500,852	
Granted	437,900	$ 19.70
Vested	(111,644)	$ 18.09
Canceled or forfeited	(121,374)	$ 18.39
Unvested shares at December 31, 2022	705,734	

Restricted stock units are rights to receive shares of common stock, subject to forfeiture and other restrictions, which vest over a one or three year period. Restricted stock units are considered to be non-vested shares under the accounting guidance for share-based payment and are not reflected as issued and outstanding shares until the restrictions lapse. At that time, the shares are released to the grantee and the Company records the issuance of the shares. At December 31, 2022, restricted stock awards had vesting periods through December 2025. Included in the December 31, 2022 unvested shares are 444,397 performance-based restricted stock units.

9. Contingencies

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

Based on current available information, management believes that the ultimate outcome of these matters, including those described below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

(Dollars in thousands, except where otherwise indicated)

New Idria Mercury Mine

In September 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company, Buckhorn, Inc. ("Buckhorn") via a notice letter and related documents (the "Notice Letter") that it considers Buckhorn to be a potentially responsible party ("PRP") in connection with the New Idria Mercury Mine site ("New Idria Mine"). New Idria Mining & Chemical Company ("NIMCC"), which owned and/or operated the New Idria Mine through 1976, was merged into Buckhorn Metal Products Inc. in 1981, which was subsequently acquired by Myers Industries, Inc. in 1987. As a result of the EPA Notice Letter, Buckhorn and the Company engaged in negotiations with the EPA with respect to a draft Administrative Order of Consent ("AOC") proposed by the EPA for the Remedial Investigation/Feasibility Study ("RI/FS") to determine the extent of remediation necessary and the screening of alternatives.

During the fourth quarter of 2018, Buckhorn and the EPA finalized the AOC and related Statement of Work ("SOW") with regards to the New Idria Mine. The AOC is effective as of November 27, 2018, the date that it was executed by the EPA. The AOC and accompanying SOW document the terms, conditions and procedures for Buckhorn's performance of the RI/FS. In addition, the AOC required $2 million of financial assurance to be provided to the EPA to secure Buckhorn's performance during the estimated life of the RI/FS. In January 2019, a letter of credit was provided to satisfy this assurance requirement. The AOC also includes provisions for payment of the EPA's costs of oversight of the RI/FS. A draft work plan for the RI/FS, in accordance with the AOC and related SOW, was submitted to the EPA for review and approval in July 2019. Upon preparation of the draft work plan for the RI/FS, Buckhorn received preliminary estimates from its environmental consultants for the cost of the execution of the work plan. In late 2021 and throughout 2022, Buckhorn and the EPA continue to actively discuss the scope of the activities in the work plan, resulting in changes to the estimated costs to perform the work plan from time to time. Cost estimates will continue to be refined as the work plan is finalized and as the activities are performed over a period expected to last several years. In the fourth quarter of 2022, Buckhorn reached an agreement with respect to certain insurance coverage related to defense costs, which is expected to apply to a substantial portion of the estimated remediation investigation costs. As of December 31, 2022, Buckhorn established a receivable related to the expected insurance recovery of these costs totaling $6.0 million, of which $2.8 million is classified in *Accounts receivable* and $3.2 million is classified in *Other* (long-term) on the Consolidated Statements of Financial Position.

As part of the Notice Letter in 2015, the EPA also made a claim for approximately $1.6 million in past costs for actions it claims it has taken in connection with the New Idria Mine from 1993 through February 2014 ("Past Costs Claim"). In December 2020, the EPA updated its Past Costs Claim to include costs incurred from March 2014 through June 2020, which it further revised through September 2022 to a total claim of $2.0 million, plus interest. Buckhorn has reached an agreement with the EPA to resolve the past costs claim for $1.9 million with no interest, which Buckhorn expects to pay in the first quarter of 2023.

Since October 2011, when the New Idria Mine was added to the Superfund National Priorities List by the EPA, Buckhorn has recognized $15.5 million of cumulative charges, made cumulative payments of $5.6 million, received insurance recoveries of $2.0 million and recorded $6.0 million of expected insurance recoveries as of December 31, 2022. These costs are comprised primarily of estimates to perform the RI/FS, negotiation of the AOC, identification of possible other PRPs, EPA oversight fees, past cost claims made by the EPA, periodic monitoring, and responses to demands issued by the EPA under the AOC. Expenses (gain), net of expected insurance recoveries, of $(1.6) million, $0.7 million, and $0.5 million were recorded in the years ended December 31, 2022, 2021 and 2020, respectively, in *Selling, general and administrative expenses*. As of December 31, 2022, Buckhorn has a total reserve of $11.9 million related to the New Idria Mine, of which $3.0 million is classified in *Other current liabilities* and $8.9 million is classified in *Other liabilities* (long-term) on the Consolidated Statements of Financial Position.

It is possible that adjustments to the aforementioned reserves will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the RI/FS. Estimates of Buckhorn's liability are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation.

Given the circumstances referred to above, including the fact that the final remediation strategy has not yet been determined, Buckhorn has not accrued for remediation costs in connection with this site as it is unable to estimate the range of a reasonably possible liability for remediation costs.

New Almaden Mine

A number of parties, including the Company and its subsidiary, Buckhorn (as successor to NIMCC), were alleged by trustee agencies of the United States and the State of California to be responsible for natural resource damages due to environmental contamination of

(Dollars in thousands, except where otherwise indicated)

areas comprising the historical New Almaden mercury mines located in the Guadalupe River Watershed region in Santa Clara County, California ("County"). In 2005, Buckhorn and the Company, without admitting liability or chain of ownership of NIMCC, resolved the trustees' claim against them through a consent decree that required them to contribute financially to the implementation by the County of an environmentally beneficial project within the impacted area. Buckhorn and the Company negotiated an agreement with the County ("Cost Sharing Agreement"), whereby Buckhorn and the Company agreed to reimburse one-half of the County's costs of implementing the project. A detailed estimate was received from the County in 2016, and estimated costs for implementing the project to range between $3.3 million and $4.4 million. In 2022, the County informed the Company that it may begin implementation of the project in 2023 and that costs were expected to be higher. In January 2023, the County informed Buckhorn that the project will commence in 2023 and that it had accepted a bid to complete the project for approximately $9.0 million. The Company and Buckhorn intend to vigorously challenge, under the terms of the Cost Sharing Agreement, their responsibility to share in the entirety of the project cost increases. In the year ended December 31, 2022, expense of $3.0 million was recorded in *Selling, general and administrative expenses* based on the updated information received from the County. No costs were incurred related to New Almaden in the years ended December 31, 2021 and 2020. As of December 31, 2022, Buckhorn has a total reserve of $4.5 million related to the New Almaden Mine, of which $0.3 million is classified in *Other current liabilities* and $4.2 million is classified in *Other liabilities* (long-term) on the Consolidated Statements of Financial Position.

As work on the project occurs and dispute resolution proceeds, it is possible that adjustments to the aforementioned reserves will be necessary to reflect new information. In addition, the Company may have claims against and defenses to claims by the County under the 2005 agreement that could reduce or offset its obligation for reimbursement of some of these potential additional costs. With the assistance of environmental consultants, the Company will closely monitor this matter and will continue to assess its reserves as additional information becomes available.

Patent Infringement

On December 11, 2018, No Spill Inc. filed suit against Scepter Manufacturing LLC in the United States District Court for the District of Kansas asserting infringement of two patents, breach of contract, and trade dress claims in relation to plastic gasoline containers Scepter manufactures and sells in the United States. Scepter Canada, Inc. was later added in a second amended complaint. A claim construction hearing was held on May 13, 2021 and the District Court held on June 23, 2021, that the claims of the patents were definite. On December 28, 2019, Scepter Canada, Inc. had filed petitions with the District Court for inter partes review ("IPR") of the two patents asserted by No Spill, Inc. The U.S. Patent & Trademark Office ("USPTO") instituted one IPR and denied the other. With respect to the instituted IPR, the USPTO's Patent Trial and Appeal Board issued a final decision on July 2, 2021, finding the claims of the patent valid, which does not affect Scepter's primary defenses in the matter.

On June 28, 2021, the Scepter companies filed with the District Court a motion for leave to add new parties and assert counterclaims alleging antitrust related violations of certain provisions of the Sherman Act and Clayton Act. The Court granted the motion and the Scepter companies filed a Second Amended Complaint on October 1, 2021. On November 15, 2021, No Spill and the new counterclaim defendants filed a Motion to Dismiss the counterclaims, which was granted by the District Court on April 6, 2022. On January 6, 2022, the District Court bifurcated the patent infringement and invalidity issues from the antitrust and other issues in the case. Initial discovery has concluded and dispositive motions have been filed in the matter. The trial on patent infringement and invalidity is scheduled for March 2023.

The Scepter companies intend to continue defending themselves vigorously in this matter. Based on available information, an unfavorable outcome is not considered to be probable, and any possible losses from an adverse outcome are not reasonably estimable, so no contingent loss has been recorded. Due to the inherent uncertainties of litigation, the Company cannot accurately predict whether any unfavorable outcome of this matter could have a material impact on its results of operations, financial condition, or cash flows.

Other Matters

On February 14, 2023, a lawsuit was filed by Nan Morgan McCartney in the Circuit Court of Escambia County, Florida against the Company, Scepter US Holding Company, Scepter Manufacturing, LLC, Scepter Canada Inc., Walmart Inc., and Wal-Mart Stores East, LP. The complaint seeks compensatory damages and court costs for harm caused to Ms. McCartney allegedly arising from use of a 5-gallon portable fuel container manufactured by a Scepter company and alleges amounts in controversy in excess of $30 thousand exclusive of costs. The Company has not been served the complaint as of the date of this filing and cannot assess with any meaningful probability of outcome or damages.

(Dollars in thousands, except where otherwise indicated)

10. Long-Term Debt and Loan Agreements

Long-term debt at December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Loan Agreement	$ 56,000	$ 53,000
5.25% Senior Unsecured Notes due January 15, 2024	11,000	11,000
5.30% Senior Unsecured Notes due January 15, 2024	15,000	15,000
5.45% Senior Unsecured Notes due January 15, 2026	12,000	12,000
	94,000	91,000
Less unamortized deferred financing costs	38	55
	93,962	90,945
Less current portion long-term debt	—	—
Long-term debt	$ 93,962	$ 90,945

On September 29, 2022, the Company entered into a Seventh Amended and Restated Loan Agreement (the “Seventh Amendment”), which amended the Sixth Amended and Restated Loan Agreement (the "Sixth Amendment"), dated March 12, 2021. The Seventh Amendment, among other things, extended the maturity date to September 2027 from March 2024. The Seventh Amendment did not change the senior revolving credit facility's $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility, or the outstanding letters of credit. In connection with the Seventh Amendment, the Company incurred $0.9 million of deferred financing fees, which are included in *Other Assets* (long-term), which are expected to be amortized to *Interest expense* over the term of the Loan Agreement (defined below).

In March 2021, the Company entered into the Sixth Amendment, which amended the Fifth Amended and Restated Loan Agreement (collectively with the Sixth and Seventh Amendments, the “Loan Agreement”) dated March 2017. The Sixth Amendment increased the senior revolving credit facility’s borrowing limit to $250 million from $200 million, extended the maturity date to March 2024 from March 2022, and increased flexibility of the financial and other covenants and provisions. In connection with the Sixth Amendment, the Company incurred $1.1 million of deferred financing fees, which are included in *Other Assets* (long-term) and being amortized to *Interest expense* over the term of the Loan Agreement.

As of December 31, 2022, the Company had $188.3 million available under the Loan Agreement, which is available for the ongoing working capital requirements of the Company and its subsidiaries and for general corporate purposes. The Company had $5.7 million of letters of credit issued related to insurance and other contracts requiring financial assurance in the ordinary course of business. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates. Amounts borrowed under the credit facility are secured by pledges of stock of certain of the Company’s foreign subsidiaries and guaranties of certain of its domestic subsidiaries.

The Company also holds Senior Unsecured Notes with face values ranging from $11 million to $15 million, interest rates ranging from 5.25% to 5.45%, payable semiannually, and maturing between January 2024 and January 2026. At December 31, 2022, $38.0 million of the Notes were outstanding. In January 2021, the Company repaid the $40.0 million note upon maturity with a combination of cash and proceeds under the Loan Agreement.

Amortization expense of the deferred financing costs was $0.4 million, $0.5 million, and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in *Interest expense*.

The weighted average interest rate on borrowings under the Company’s loan agreements were 4.87% for 2022, 4.56% for 2021, and 6.28% for 2020, which includes a quarterly facility fee on the used and unused portion, as well as amortization of deferred financing costs.

As of December 31, 2022, the Company was in compliance with all of its debt covenants associated with its Loan Agreement and Notes. The most restrictive financial covenants for all of the Company’s debt are an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense) and a leverage ratio (defined as total debt divided by

(Dollars in thousands, except where otherwise indicated)

earnings before interest, taxes, depreciation and amortization, as adjusted). The ratios as of December 31, 2022 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	20.34
Leverage Ratio	3.25 to 1 (maximum)	0.94

11. Income Taxes

The effective tax rate from continuing operations was 22.9%, 25.6% and 24.7% in 2022, 2021 and 2020, respectively. A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	Percent of Income before Income Taxes		
	2022	2021	2020
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes - net of federal tax benefit	2.0	3.1	3.3
Foreign tax rate differential	0.6	1.3	0.3
Non-deductible expenses	0.4	0.4	0.7
Tax carryforward expiration	2.5	—	—
Changes in unrecognized tax benefits	(1.0)	—	(0.8)
Valuation allowances	(2.3)	—	—
Other	(0.3)	(0.2)	0.2
Effective tax rate for the year	22.9%	25.6%	24.7%

Income before income taxes was attributable to the following sources:

	2022	2021	2020
United States	$ 66,646	$ 36,203	$ 45,070
Foreign	11,564	8,890	3,792
Totals	$ 78,210	$ 45,093	$ 48,862

Income tax expense consisted of the following:

	Year ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 11,583	$ 4,901	$ 957
State and local	1,739	1,439	1,014
Foreign	2,549	2,389	1,390
Total current provision	15,871	8,729	3,361
Deferred:			
Federal	1,675	2,534	8,702
State and local	230	345	356
Foreign	167	(53)	(326)
Total deferred provision	2,072	2,826	8,732
Provision for income taxes	$ 17,943	$ 11,555	$ 12,093

During 2018, the Company recorded a provision and related deferred tax liability of $0.6 million related primarily to the earnings of the Company's subsidiary in Guatemala, which were deemed by management to no longer be permanently reinvested. The earnings and profits for all foreign subsidiaries had been previously included in the calculation of the one-time deemed repatriation transition tax, and thus, should there be a repatriation of earnings from any other foreign subsidiaries in future periods, the Company expects to be subject to only foreign withholding tax. Management does not currently anticipate a repatriation of earnings from any other foreign subsidiaries, except as provided above, as these earnings are deemed to be permanently reinvested.

(Dollars in thousands, except where otherwise indicated)

Significant components of the Company's deferred taxes as of December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred income tax assets		
Compensation accruals	$ 2,449	$ 2,387
Inventory valuation	1,553	2,008
Allowance for uncollectible accounts	510	489
Non-deductible accruals	4,137	3,538
Operating lease liability	5,932	6,220
Finance lease liability	1,981	2,087
Other deductible non-goodwill intangibles	5,369	5,291
State deferred taxes	32	176
Capital loss carryforwards	127	1,982
Net operating loss carryforwards	21	30
	22,111	24,208
Valuation allowance	(127)	(1,982)
	21,984	22,226
Deferred income tax liabilities		
Property, plant and equipment	10,508	8,983
Goodwill and indefinite-lived intangibles	9,438	8,755
Right of use asset - operating leases	5,832	6,150
Finance lease assets	1,906	2,051
Other	1,679	1,622
	29,363	27,561
Net deferred income tax liability	$ (7,379)	$ (5,335)

During 2017, the Company sold its investments in certain Brazilian subsidiaries. In connection with this divestiture, the Company incurred a capital loss of $9.5 million on its investment in the Myers do Brazil business and recorded a deferred tax asset of $2.0 million for this capital loss carryforward. A full valuation allowance of $2.0 million was recorded against this deferred tax asset, as the recovery of this asset was deemed not more likely than not. As of December 31, 2022, the five year capital loss carryforward period expired and, as a result, both the deferred tax asset of $2.0 million and the offsetting valuation allowance were released. In 2022, the Company impaired its investment in a joint venture, as described in Note 1, incurring a capital loss for which a deferred tax asset of $0.1 million was recorded. As of December 31, 2022 a valuation allowance of $0.1 million was recorded against this capital loss deferred tax asset, as the recovery is not more likely than not.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2022	2021	2020
Balance at January 1	$ 774	$ 774	$ 1,098
Increases related to previous year tax positions	—	—	59
Reductions due to lapse of applicable statute of limitations	(774)	—	(383)
Balance at December 31	$ —	$ 774	$ 774

The total amount of gross unrecognized tax benefits that would reduce the Company's effective tax rate was $0.0 million, $0.8 million and $0.8 million at December 31, 2022, 2021 and 2020, respectively.

The Company and its subsidiaries file U.S. Federal, state and local, and non-U.S. income tax returns. As of December 31, 2022, the Company is no longer subject to U.S. Federal examinations by tax authorities for tax years before 2019. In addition, the Company is subject to non-U.S. income tax examinations for tax years of 2017 through 2021.

12. Retirement Plans

The Company and certain of its subsidiaries have pension and profit sharing plans covering substantially all of their employees. The Company's defined benefit pension plan, *The Pension Agreement between Akro-Mils and United Steelworkers of America Local No. 1761-02*, (the "Plan") provides benefits primarily based upon a fixed amount for each year of service. The Plan was frozen in 2007, and no benefits for service have accumulated after this date.

(Dollars in thousands, except where otherwise indicated)

Net periodic pension cost of the Plan for the years ended December 31, 2022, 2021 and 2020 was as follows:

	For the Year Ended December 31,		
	2022	2021	2020
Interest cost	$ 162	$ 151	$ 191
Expected return on assets	(156)	(193)	(206)
Amortization of net loss	67	85	81
Net periodic pension cost	$ 73	$ 43	$ 66

The reconciliation of changes in the Plan's projected benefit obligations and assets are as follows:

	December 31,	
	2022	2021
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 6,298	$ 6,749
Interest cost	162	151
Actuarial (gain) loss	(1,347)	(258)
Benefits paid	(330)	(344)
Projected benefit obligation at end of year	$ 4,783	$ 6,298
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 5,877	$ 5,808
Actual return on plan assets	(1,148)	294
Company contributions	200	119
Benefits paid	(330)	(344)
Fair value of plan assets at end of year	$ 4,599	$ 5,877
Funded status	$ (184)	$ (421)

The Plan's funded status shown above is included in *Other liabilities* (long term) in the Company's Consolidated Statements of Financial Position at December 31, 2022 and 2021. The Company expects to make voluntary contributions to the plan of approximately $0.2 million in 2023. Because the Plan has been frozen, the accumulated benefit obligation is equal to the projected benefit obligation. The actuarial gain incurred during the years ended December 31, 2022 and 2021 was due to an increase in the discount rate for benefit obligations.

The assumptions used to determine the Plan's net periodic benefit cost and benefit obligations are as follows:

	December 31,		
	2022	2021	2020
Discount rate for net periodic pension cost	2.65%	2.30%	3.10%
Discount rate for benefit obligations	5.05%	2.65%	2.30%
Expected long-term return of plan assets	4.50%	5.25%	6.25%

The expected long-term rate of return is based on the long-term expected returns for the investment mix consistent with the Plan's current asset allocation and investment policy. The Plan's asset allocation and investment policy increases the allocation of fixed income investments that are managed to match the duration of the underlying pension liability as the funding status improves. The assumed discount rates represent long-term high-quality corporate bond rates commensurate with the liability duration of the Plan.

The fair value of Plan assets at December 31, 2022 and 2021 consist of mutual funds valued at $1.0 million and $2.0 million, respectively, and pooled separate accounts valued at $3.6 million and $3.8 million. Fair values of all Plan assets are categorized as Level 1. Mutual fund values are determined based on period end, closing quoted prices in active markets. The pooled separate accounts are measured at net asset value, which is made readily available to investors. Each of the pooled separate accounts invest in multiple fixed securities and provide for daily redemptions by the plan with no advance notice requirements, and have redemption prices that are also determined by the fund's net asset value per unit with no redemption fees.

(Dollars in thousands, except where otherwise indicated)

The weighted average asset allocations for the Plan at December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	2021
U.S. equities securities	22%	35%
U.S. debt securities	78%	65%
	100%	100%

Benefit payments projected for the Plan are as follows:

2023	$	360
2024		360
2025		360
2026		370
2027		370
2028-2032		1,770

The Company maintains defined contribution plans for its U.S.-based employees, who are not covered under defined benefit plans and have met eligibility service requirements. The Company recognized expense related to the 401(k) employer matching contribution in the amount of, $4.2 million, $3.4 million and $2.7 million in 2022, 2021 and 2020, respectively.

In addition, the Company has a Supplemental Executive Retirement Plan ("SERP") to provide certain former senior executives with retirement benefits in addition to amounts payable under the 401(k) plan. Net expense (benefit) related to the SERP was not meaningful for the years ended December 2022, 2021 and 2020, respectively. The SERP liability was based on the discounted present value of expected future benefit payments using a discount rate of 5.1% at December 31, 2022 and 2.7% at December 31, 2021. The SERP liability was approximately $1.2 million and $1.5 million at December 31, 2022 and 2021, respectively, and is included in *Accrued employee compensation* and *other liabilities* (long term) on the accompanying Consolidated Statements of Financial Position. The SERP is unfunded.

13. Leases

The Company determines if an arrangement is a lease at inception. The Company has leases for manufacturing facilities, distribution centers, warehouses, office space and equipment, with remaining lease terms of one to thirteen years. Certain of these leases include options to extend the lease for up to five years, and some include options to terminate the lease early. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statements of Financial Position; the Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. Operating leases with an initial term greater than 12 months are included in *Right of use asset – operating leases* ("ROU assets"), *Operating lease liability – short term*, and *Operating lease liability – long term* and finance leases are included in *Property, plant and equipment*, *Finance lease liability – short term*, and *Finance lease liability – long term* in the Consolidated Statements of Financial Position.

The ROU assets represent the right to use an underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments. ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. When leases do not provide an implicit rate, the Company's incremental borrowing rate is used, which is then applied at the portfolio level, based on the information available at commencement date in determining the present value of lease payments. The Company has also elected not to separate lease and non-lease components. The lease terms include options to extend or terminate the lease when it is reasonably certain the option will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

(Dollars in thousands, except where otherwise indicated)

Amounts included in the Consolidated Statements of Financial Position related to leases were:

	Classification	December 31, 2022	December 31, 2021
Assets:			
Operating lease assets	Right of use asset - operating leases	$ 28,908	$ 29,285
Finance lease assets	Property, plant and equipment, net	9,075	9,765
Total lease assets		$ 37,983	$ 39,050
Liabilities:			
Current	Operating lease liability - short-term	$ 6,177	$ 5,341
Long-term	Operating lease liability - long-term	22,786	23,815
Total operating lease liabilities		28,963	29,156
Current	Finance lease liability - short-term	518	500
Long-term	Finance lease liability - long-term	8,919	9,437
Total finance lease liabilities		9,437	9,937
Total lease liabilities		$ 38,400	$ 39,093

The components of lease expense include:

		For the Year Ended December 31,		
Lease Cost	Classification	2022	2021	2020
Operating lease cost (1)	Cost of sales	$ 5,673	$ 5,095	$ 2,008
Operating lease cost (1)	Selling, general and administrative expenses	2,884	2,328	1,729
Finance lease cost				
Amortization expense	Cost of sales	689	574	—
Interest expense on lease liabilities	Interest expense, net	340	298	—
Total lease cost		$ 9,586	$ 8,295	$ 3,737

(1) Includes short-term leases and variable lease costs, which are immaterial

Supplemental cash flow information related to leases was as follows:

	For the Year Ended December 31,		
Supplemental Cash Flow Information	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 6,941	$ 5,952	$ 2,683
Operating cash flows from finance leases	$ 340	$ 298	$ —
Financing cash flows from finance leases	$ 500	$ 402	$ —
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	$ 4,371	$ 7,438	$ 1,116
Finance leases	$ —	$ 10,339	$ —

Lease Term and Discount Rate	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (years):		
Operating leases	6.44	7.27
Finance leases	13.17	14.17
Weighted-average discount rate:		
Operating leases	3.6%	3.4%
Finance leases	3.5%	3.5%

(Dollars in thousands, except where otherwise indicated)

Maturity of Lease Liabilities - As of December 31, 2022	Operating Leases	Finance Leases	Total
2023	$ 6,991	$ 840	$ 7,831
2024	5,375	861	6,236
2025	4,522	865	5,387
2026	3,885	865	4,750
2027	3,235	887	4,122
After 2027	8,361	7,521	15,882
Total lease payments	32,369	11,839	44,208
Less: interest	(3,406)	(2,402)	(5,808)
Present value of lease liabilities	$ 28,963	$ 9,437	$ 38,400

In March 2021, a 15-year finance lease for a new manufacturing and distribution facility in Bristol, Indiana commenced. As described in Note 6, this lease agreement was in connection with the Ameri-Kart Plan, which includes facility consolidation for this business within the Material Handling Segment.

The Company has operating leases for four facilities within the Material Handling Segment that are with a related party. Total right of use assets related to these related party leases were $4.0 million and $3.6 million at December 31, 2022 and 2021, respectively. Total operating lease liabilities related to these related party leases were $3.9 million and $3.4 million at December 31, 2022 and 2021, respectively. Total lease expense from these related party leases was $1.8 million, $1.8 million and $0.1 million in the years ended December 31, 2022, 2021 and 2020, respectively.

14. Segments

The Company manages its business under two operating segments, Material Handling and Distribution, consistent with the manner in which our Chief Operating Decision Maker ("CODM") evaluates performance and makes resource allocation decisions. None of the reportable segments include operating segments that have been aggregated. These segments contain individual business components that have been combined on the basis of common management, customers, products, production processes and other economic characteristics. Intersegment sales are recorded with a reasonable margin and are eliminated in consolidation.

The Material Handling Segment manufactures a broad selection of durable plastic reusable containers that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment’s products include pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. This segment conducts its primary operations in the United States and Canada. Markets served include industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles and consumer, among others. Products are sold both directly to end-users and through distributors. The acquisitions of Trilogy and Elkhart Plastics, described in Note 3, are included in the Material Handling Segment.

The Distribution Segment is engaged in the distribution of equipment, tools, and supplies used for tire servicing and automotive under-vehicle repair and the manufacture of tire repair and retreading products. The product line includes categories such as tire valves and accessories, tire changing and balancing equipment, lifts and alignment equipment, service equipment and tools, and tire repair/retread supplies. The Distribution Segment also manufactures and sells certain traffic markings, including reflective highway marking tape. The Distribution Segment operates domestically through its sales offices and nine regional distribution centers in the United States, and in certain foreign countries through export sales. In addition, the Distribution Segment operates directly in certain foreign markets, principally Central America, through foreign branch operations. Markets served include retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire re-treaders, and government agencies. The acquisition of Mohawk, described in Note 3, is included in the Distribution Segment.

Total sales from foreign business units were approximately $54.2 million, $48.0 million, and $39.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Export sales from the Company's U.S. operations were approximately $31.7 million, $29.9 million, and $17.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Sales made to customers in Canada accounted for approximately 4.3%, 4.6% and 4.8% of total net sales in 2022, 2021 and 2020, respectively. There are no other individual foreign countries for which sales are material. Long-lived assets in foreign countries, primarily in Canada, consisted of property, plant and equipment, and were approximately $10.4 million and $11.3 million at December 31, 2022 and 2021, respectively.

(Dollars in thousands, except where otherwise indicated)

	2022	2021	2020
Net Sales			
Material Handling	$ 647,619	$ 564,068	$ 343,884
Distribution	251,966	197,427	166,544
Inter-company sales	(38)	(60)	(59)
Total net sales	$ 899,547	$ 761,435	$ 510,369
Operating income			
Material Handling [2]	$ 104,079	$ 62,187	$ 55,072
Distribution [3] [4]	15,862	15,428	12,157
Corporate [1] [4] [5]	(36,000)	(28,314)	(13,679)
Total operating income	83,941	49,301	53,550
Interest expense, net	(5,731)	(4,208)	(4,688)
Income before income taxes	$ 78,210	$ 45,093	$ 48,862
Total Assets			
Material Handling	$ 385,722	$ 370,499	$ 292,596
Distribution	119,652	88,757	80,708
Corporate	37,260	25,293	26,711
Total assets	$ 542,634	$ 484,549	$ 400,015
Capital Additions, Net			
Material Handling	$ 22,528	$ 17,173	$ 12,207
Distribution	705	402	931
Corporate	1,059	292	283
Total capital additions, net	$ 24,292	$ 17,867	$ 13,421
Depreciation and Amortization			
Material Handling	$ 17,814	$ 17,803	$ 17,834
Distribution	2,889	2,208	2,300
Corporate [6]	954	874	796
Total depreciation and amortization	$ 21,657	$ 20,885	$ 20,930

(1) The Company recognized $1.4 million, $0.7 million and $0.5 million of expense to the estimated environmental reserve, net of expected insurance recoveries in the years ended December 31, 2022, 2021 and 2020, respectively, as described in Note 9. Environmental charges are not included in segment results and are shown with Corporate.
(2) In the year ended December 31, 2021, the Company recognized a $1.0 million gain on the sale of a building within the Material Handling Segment as described in Note 6.
(3) In the year ended December 31, 2022, the Company recognized a $0.6 million impairment loss on an investment in a legacy joint venture within the Distribution Segment as described in Note 1.
(4) In the year ended December 31, 2021, the Company recognized $0.8 million of executive severance, of which $0.5 million was recognized in the Distribution Segment and $0.3 million was recognized in Corporate. This executive severance cost includes $0.5 million of severance and benefits and $0.3 million of charges for acceleration of stock compensation.
(5) In the year ended December 31, 2020, the Company recognized an $11.9 million gain related to the sale of the HC notes receivable and the release of a lease guarantee as discussed in Note 1.
(6) Corporate depreciation and amortization includes amortization of deferred financing costs of $0.4 million, $0.5 million and $0.4 million in the years ended December 31, 2022, 2021 and 2020, respectively.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

The Company carries out a variety of procedures, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Interim Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Interim Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Management's report on internal control over financial reporting, and the report of the independent registered public accounting firm on internal control over financial reporting are titled "Management's Annual Assessment of and Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Assessment of and Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Interim Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

On May 31, 2022, the Company acquired the assets of Mohawk as described more fully in Note 3 to the consolidated financial statements. Mohawk represented approximately 6% of the Company's consolidated total assets at December 31, 2022 and approximately 4% of the Company's consolidated net sales for the year ended December 31, 2022. As permitted by the Securities and Exchange Commission, management has elected to exclude Mohawk from its assessment of internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Michael P. McGaugh	**Monica P. Vinay**
President and	Interim Chief Financial Officer
Chief Executive Officer	

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Myers Industries, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Myers Industries, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management's Annual Assessment of and Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Mohawk (as defined in Note 3), which is included in the 2022 consolidated financial statements of the Company and constituted 6% of total assets(inclusive of acquired intangible assets) as of December 31, 2022 and 4% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Mohawk.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and our report dated March 3, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Assessment of and Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Akron, Ohio
March 3, 2023

ITEM 9B.   Other Information.

None.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 401 of Regulation S-K concerning the executive officers of the Company is incorporated herein by reference from the disclosure included under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

For information about the directors of the Company, see the sections titled "Proposal No. 1 – Election of Directors", "Nominees," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices," "Board and Committee Independence," "Board Committees and Meetings," "Committee Charters and Policies," and "Shareholder Nomination Policy" of the Company's Proxy Statement filed with the Securities and Exchange Commission for the Company's annual meeting of shareholders to be held on April 27, 2023 ("Proxy Statement"), which is incorporated herein by reference.

The Company has established a separately-designated standing audit committee in compliance with the Exchange Act Section 3(a)(58)(A). The members of the Audit Committee are Yvette Dapremont Bright, William A. Foley, F. Jack Liebau, Jr. and Lori Lutey. Each member of the Company's Audit Committee is financially literate and independent as defined under the Company's Independence Criteria Policy and the independence standards set by the New York Stock Exchange. The Board has identified F. Jack Liebau, Jr. and Lori Lutey as "Audit Committee Financial Experts."

Disclosures by the Company with respect to family relationships and legal proceedings appear under the section entitled "Proposal No. 1 – Election of Directors" in the Proxy Statement, and is incorporated herein by reference. Disclosures by the Company with respect to compliance with Section 16(a) appear under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, and is incorporated herein by reference.

Our Board of Directors has adopted Charters for each of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee as well as Corporate Governance Guidelines as contemplated by the applicable sections of the New York Stock Exchange Listed Company Manual.

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange Listed Company Manual, the Board of Directors has also adopted a Code of Ethics and Business Conduct for our employees and members of our Board of Directors. We will satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of this Code with respect to our executive officers or directors by disclosing the nature of that amendment or waiver.

The text of each of our Board Committee Charters, our Corporate Guidelines, the Code of Ethics and Business Conduct, and other governance policies, is posted on our website on the "Corporate Governance" page accessed from the page titled "Investor Relations." For further information about our Code of Ethics and Business Conduct, see the section titled "Corporate Governance and Compensation Practices" of our Proxy Statement, which is incorporated herein by reference.

ITEM 11.   Executive Compensation

See the sections titled "Director Compensation," "Compensation Discussion and Analysis," "Summary of Cash and Certain Other Compensation," "Grants of Plan Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Option Exercises and Stock Vested for Fiscal Year End 2022," "Nonqualified Deferred Compensation," "Severance Arrangements upon Termination Including Change in Control," "Summary of Potential Termination Payments and Benefits," "Risk Assessment of Compensation Practices," "CEO Pay Ratio," "Compensation and Management Development Committee Interlocks and Insider Participation," and "Compensation and Management Development Committee Report on Executive Compensation" of the Proxy Statement, which are incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See the section titled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement, which is incorporated herein by reference.

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Security Holders	930,616 [1]	$ 18.82 [2]	1,252,666
Equity Compensation Plans Not Approved by Security Holders	–0–	–0–	–0–
Total	930,616		1,252,666

[1] This information is as of December 31, 2022 and includes outstanding stock option and restricted stock unit awards, including performance-based restricted stock unit awards, granted under the 2021 Incentive Stock Plan and the 2017 Incentive Stock Plan.

[2] Represents the weighted average exercise price of outstanding stock options and does not take into account outstanding restricted stock unit awards, which do not have an exercise price.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

See the sections titled "Policies and Procedures with Respect to Related Party Transactions," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices" and "Board and Committee Independence" of the Proxy Statement, which are incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

Required information regarding fees paid to and services provided by the Company's independent registered public accounting firm and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors is set forth under the section titled "Matters Relating to the Independent Registered Public Accounting Firm" of the Proxy Statement, which is incorporated herein by reference.

ITEM 15.   Exhibits, Financial Statement Schedules

The following consolidated financial statements of the Registrant appear in Part II of this Report:

15.   (A)(1) Financial Statements

Consolidated Financial Statements of Myers Industries, Inc. and Subsidiaries

- Report of Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB Firm ID No. 42)

- Consolidated Statements of Operations For The Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Comprehensive Income (Loss) For the Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Financial Position As of December 31, 2022 and 2021

- Consolidated Statements of Shareholders' Equity For The Years Ended December 31, 2022, 2021 and 2020

- Consolidated Statements of Cash Flows For The Years Ended December 31, 2022, 2021 and 2020

- Notes to Consolidated Financial Statements

15.   (A)(2) Financial Statement Schedules

All schedules are omitted because they are inapplicable, not required, or because the information is included in the consolidated financial statements or notes thereto which appear in Part II of this Report.

15.   (A)(3) Exhibits

EXHIBIT INDEX

3.1	Myers Industries, Inc. Second Amended and Restated Articles of Incorporation. Reference is made to Exhibit 3.1 to Form 8-K filed with the SEC on April 29, 2021.
3.2	Myers Industries, Inc. Amended and Restated Code of Regulations. Reference is made to Exhibit 3.2 to Form 8-K filed with the SEC on April 29, 2021.
4	Description of Capital Stock. Reference is made to Exhibit 4 to Form 10-K filed with the Commission on March 11, 2021.
10.1	Myers Industries, Inc. Employee Stock Purchase Plan. Reference is made to Exhibit 99.1 to Form S-8 filed with the Commission on November 21, 2018.
10.2	Amendment to Myers Industries, Inc. Employee Stock Purchase Plan effective October 1, 2022. (filed herewith)
10.3	Form of Indemnification Agreement for Directors and Officers. Reference is made to Exhibit 10.4 to Form 10-Q filed with the Commission on May 6, 2021.
10.4	Myers Industries, Inc. Amended and Restated Dividend Reinvestment and Stock Purchase Plan. Reference is made to Exhibit 99 to Post-Effective Amendment No. 2 to Form S-3 filed with the Commission on March 19, 2004.
10.5	Performance Bonus Plan of Myers Industries, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on April 30, 2013.*
10.6	Note Purchase Agreement between Myers Industries, Inc. and the Note Purchasers, dated October 22, 2013, regarding the issuance of $40,000,000 of 4.67% Series A Senior Notes due January 15, 2021, $11,000,000 of 5.25% Series B Senior Notes due January 15, 2024, $29,000,000 of 5.30% Series C Senior Notes due January 15, 2024, and $20,000,000 of 5.45% Series D Senior Notes due January 15, 2026. Reference is made to Exhibit 4.1 to Form 8-K filed with the Commission on October 24, 2013.
10.7	First Amendment to the Note Purchase Agreement between Myers Industries, Inc. and the Note Purchasers, regarding the issuance of $40,000,000 of 4.67% Series A Senior Notes due January 15, 2021, $11,000,000 of 5.25% Series B Senior Notes due January 15, 2024, $29,000,000 of 5.30% Series C Senior Notes due January 15, 2024, and $20,000,000 of 5.45% Series D Senior Notes due January 15, 2026, dated July 21, 2015. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on July 23, 2015.
10.8	Non-Competition and Confidentiality Agreement between Myers Industries, Inc. and Michael P. McGaugh dated April 6, 2020. Reference is made to Exhibit 10.2 to the Form 8-K filed with the Commission on March 16, 2020.*
10.9	Second Amendment to the Note Purchase Agreement among the Subsidiary Guarantors identified therein and each of the institutions which is a signatory thereto, dated March 8, 2017. Reference is made to Exhibit 10.2 to Form 8-K filed with the Commission on March 9, 2017.

10.10	Form of Director Stock Award Agreement under the Amended and Restated 2017 Incentive Stock Plan. Reference is made to Exhibit 10(ac) to Form 10-K filed with the Commission on March 8, 2019.
10.11	Amended and Restated 2017 Stock Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10(ao) to Form 10-K filed with the Commission on March 9, 2018.
10.12	Form of 2019 Option Award Agreement under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 8, 2019.
10.13	Administrative Settlement Agreement and Order on Consent For Remedial Investigation/Feasibility Study, effective November 27, 2018, by and between the United States Environmental Protection Agency and Buckhorn, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on December 13, 2018.
10.14	Executive Nonqualified Excess Plan effective January 1, 2018* Reference is made to Exhibit 10(ai) to Form 10-K filed with the Commission on March 8, 2019.
10.15	Form of 2020 Restricted Stock Unit Award Agreement under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10(a) to Form 10-Q filed with the Commission on July 30, 2020.
10.16	Form of 2020 Performance Stock Unit Award Agreement under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10(b) to Form 10-Q filed with the Commission on July 30, 2020.
10.17	Myers Industries, Inc. Senior Officer Severance Plan (as amended). * (filed herewith)
10.18	Sixth Amended and Restated Loan Agreement dated March 12, 2021, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent. Reference is made to Exhibit 10.1 to Form 8-K and filed with the Commission on March 16, 2021.
10.19	Third Amendment to Note Purchase Agreement, dated March 12, 2021, among Myers Industries, Inc., the subsidiary guarantors identified therein and each of the institutions which is a signatory thereto. Reference is made to Exhibit 10.2 to Form 8-K filed with the Commission on March 16, 2021.
10.20	Non-Competition and Confidentiality Agreement between the Company and Sonal P. Robinson dated January 26, 2021 and effective February 1, 2021. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on January 27, 2021.*
10.21	Non-Competition and Confidentiality Agreement between the Company and Paul Johnson effective as of February 8, 2021.* (filed herewith)
10.22	Change in Control Addendum between the Company and Paul Johnson effective as of February 8, 2021 as amended and restated as of February 28, 2023.* (filed herewith)
10.23	Confidentiality Agreement between the Company and Jeffrey J. Baker effective as of September 1, 2020.* (filed herewith)
10.24	Confidentiality Agreement between the Company and Jim Gurnee effective as of August 17, 2020.* (filed herewith)
10.25	Form of 2021 Restricted Stock Unit Award Agreement for Executive Officers under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.5 to Form 10-Q filed with the Commission on May 6, 2021.
10.26	Form of 2021 Performance Stock Unit Award Agreement for Executive Officers under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.6 to Form 10-Q filed with the Commission on May 6, 2021.
10.27	Myers Industries, Inc. 2021 Long-Term Incentive Plan.* Reference is made to Exhibit 99.1 to Form S-8 filed with the Commission on April 29, 2021.
10.28	Form of 2022 Restricted Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 5, 2022.
10.29	Form of 2022 Performance Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on May 5, 2022.
10.30	Seventh Amended and Restated Loan Agreement, dated September 29, 2022, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent.***Reference is made to Exhibit 10.1 to Form 8-K filed with the SEC on October 4, 2022.
10.31	Fourth Amendment to Note Purchase Agreement, dated September 29, 2022, among Myers Industries, Inc., the subsidiary guarantors identified therein and each of the institutions which is a signatory thereto. Reference is made to Exhibit 10.2 to Form 8-K filed with the SEC on October 4, 2022.
10.32	2023 Non-employee Director Compensation.* (filed herewith)
14	Myers Industries, Inc. Code of Ethics and Business Conduct. Reference is made to Exhibit 14.1 to Form 8-K filed with the Commission on March 6, 2017.
21	List of Direct and Indirect Subsidiaries, and Operating Divisions, of Myers Industries, Inc.
23	Consent of Independent Registered Public Accounting Firm.

24	Power of Attorney for Yvette Dapremont Bright, Sarah R. Coffin, Ron DeFeo, William A. Foley, Jeffrey Kramer, F. Jack Liebau, Jr., Bruce M. Lisman, and Lori Lutey.
31.1	Certification of Michael P. McGaugh, President and Chief Executive Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Monica P. Vinay, Interim Chief Financial Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Michael P. McGaugh, President and Chief Executive Officer, and Monica P. Vinay, Interim Chief Financial Officer, of Myers Industries, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial information from Myers Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL includes: (i) Consolidated Statements of Financial Position (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity, and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Indicates executive compensation plan or arrangement.
** Pursuant to Item 601(b)(2) of Regulation S-K, certain exhibits and schedules have been omitted from this filing. The registrant agrees to furnish the Commission on a supplemental basis a copy of any omitted exhibit or schedule.
*** Pursuant to Item 601(b)(10) of Regulation S-K, certain exhibits and schedules have been omitted from this filing. The registrant agrees to furnish the Commission on a supplemental basis a copy of any omitted provisions, exhibit or schedule.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYERS INDUSTRIES, INC.

/s/ Monica P. Vinay

Monica P. Vinay
Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Michael P. McGaugh MICHAEL P. MCGAUGH	President, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2023
/s/ Monica P. Vinay MONICA P. VINAY	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2023
/s/ Yvette Dapremont Bright* YVETTE DAPREMONT BRIGHT	Director	March 3, 2023
/s/ Sarah R. Coffin* SARAH R. COFFIN	Director	March 3, 2023
/s/ Ron DeFeo* RON DEFEO	Director	March 3, 2023
/s/ William A. Foley* WILLIAM A. FOLEY	Director	March 3, 2023
/s/ Jeffrey Kramer* JEFFREY KRAMER	Director	March 3, 2023
/s/ F. Jack Liebau, Jr.* F. JACK LIEBAU, JR.	Director	March 3, 2023
/s/ Bruce M. Lisman* BRUCE M. LISMAN	Director	March 3, 2023
/s/ Lori Lutey* LORI LUTEY	Director	March 3, 2023

*The above named Directors of the Registrant execute this report by Michael P. McGaugh and Monica P. Vinay, their attorneys-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 1st day of March 2023, and filed herewith.

By: /s/ Michael P. McGaugh

Michael P. McGaugh
Attorney-in-Fact

By: /s/ Monica P. Vinay

Monica P. Vinay
Attorney-in-Fact

APPENDIX

The Company uses certain non-GAAP measures in this presentation. Adjusted operating income, adjusted earnings per share, and adjusted EBITDA are non-GAAP financial measures and are intended to serve as a supplement to results provided in accordance with accounting principles generally accepted in the United States. Myers believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the following Appendix.


MYERS INDUSTRIES, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
INCOME AND EARNINGS PER DILUTED SHARE (UNAUDITED)
(Dollars in thousands, except per share data)


	Year Ended December 31,	
	2022	**2021**
Operating income (loss)	$ 83,941	$ 49,301
Add: Severance costs	—	845
Add: Restructuring expenses and other adjustments	744	867
Add: Acquisition and integration costs	998	1,231
Add/(Less): Loss (gain) on sale of assets	261	(995)
Add: Impairment of investment in legacy joint venture	603	—
Add/(Less): Environmental reserves, net	1,400	700
Adjusted operating income (loss)	87,947	51,949
Less: Interest expense, net	(5,731)	(4,208)
Adjusted income (loss) before taxes	82,216	47,741
Less: Income tax expense[1]	(20,554)	(12,413)
Adjusted net income (loss)	$ 61,662	$ 35,328
Adjusted earnings per diluted share[2]	$ 1.68	$ 0.97

(1) Income taxes are calculated using the normalized effective tax rate for each year. The full year rate used in 2022 is 25% and 2021 is 26%.
(2) Adjusted earnings per diluted share is calculated using the weighted average common shares outstanding for the respective period.

MYERS INDUSTRIES, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
GROSS PROFIT, OPERATING INCOME AND EBITDA (UNAUDITED)
(Dollars in thousands)

	Material Handling	Distribution	Segment Total	Corporate & Other	Total
			Year Ended December 31, 2022		
Net sales	$ 647,619	$ 251,966	$899,585	$ (38)	$899,547
Gross profit					283,366
Add: Restructuring expenses and other adjustments					744
Adjusted gross profit					284,110
Gross margin as adjusted					31.6%
Operating income (loss)	104,079	15,862	119,941	(36,000)	83,941
Add: Acquisition and integration costs	—	377	377	621	998
Add: Restructuring expenses and other adjustments	744	—	744	—	744
Add: Loss on sale of assets	261	—	261	—	261
Add: Impairment of investment in legacy joint venture	—	603	603	—	603
Add: Environmental reserves, net[2]	—	—	—	1,400	1,400
Adjusted operating income (loss)[1]	105,084	16,842	121,926	(33,979)	87,947
Adjusted operating income margin	16.2%	6.7%	13.6%	n/a	9.8%
Add: Depreciation and amortization	17,814	2,889	20,703	513	21,216
Adjusted EBITDA	$ 122,898	$ 19,731	$142,629	$ (33,466)	$109,163
Adjusted EBITDA margin	19.0%	7.8%	15.9%	n/a	12.1%

(1) Includes gross profit adjustments of $744 and SG&A adjustments of $3,262
(2) Includes environmental charges of $7,400 net of expected insurance recoveries of $6,000

	Material Handling	Distribution	Segment Total	Corporate & Other	Total
			Year Ended December 31, 2021		
Net sales	$ 564,068	$ 197,427	$761,495	$ (60)	$761,435
Gross profit					211,421
Add: Restructuring expenses and other adjustments					867
Add: Acquisition and integration costs					348
Adjusted gross profit					212,636
Gross margin as adjusted					27.9%
Operating income (loss)	62,187	15,428	77,615	(28,314)	49,301
Add: Severance costs	—	527	527	318	845
Add: Acquisition and integration costs	348	—	348	883	1,231
Add: Restructuring expenses and other adjustments	867	—	867	—	867
Less: Gain on sale of assets	(995)	—	(995)	—	(995)
Add: Environmental charges	—	—	—	700	700
Adjusted operating income (loss)[1]	62,407	15,955	78,362	(26,413)	51,949
Adjusted operating income margin	11.1%	8.1%	10.3%	n/a	6.8%
Add: Depreciation and amortization	17,803	2,208	20,011	411	20,422
Adjusted EBITDA	$ 80,210	$ 18,163	$ 98,373	$ (26,002)	$ 72,371
Adjusted EBITDA margin	14.2%	9.2%	12.9%	n/a	9.5%

(1) Includes gross profit adjustments of $1,215 and SG&A adjustments of $1,433

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
April 27, 2023, at 9:00 a.m. EDT

Attend in person:
Courtyard by Marriott
41 Furnace Street
Akron, OH 44308

Live webcast:
Available on the Investor Relations section
of the Company's website at
www.myersindustries.com or at
www.virtualshareholdermeeting.com/MYE2023
For more information, call (330) 253-5592.

Company Headquarters
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166
Website: www.myersindustries.com

Common Stock
Traded on the New York Stock Exchange

Dividend Reinvestment Plan
Shareholders have a convenient opportunity to
automatically reinvest cash dividends and make
voluntary cash investments in the Company's stock
through the Dividend Reinvestment and Stock
Purchase Plan. For full details, please contact:

Treasurer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166

Transfer Agent & Registrar
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Please contact Broadridge Corporate
Issuer Solutions directly to:
• Transfer stock
• Change name or address
• Replace lost stock certificates
• Obtain holding statements
• Replace lost dividend checks
• Consolidate accounts
• Eliminate multiple mailings

Investor representatives may be reached at:
(877) 456-5753 between the hours of
9:00 a.m. and 6:00 p.m. ET, Monday through Friday.
Outside of the U.S., call (720) 414-6895.
Shareholders may access accounts online at:
www.shareholder.broadridge.com/MYE

Independent Registered Public Accounting Firm
Ernst & Young LLP

Form 10-K Requests
Free available copies of the Company's 2022
Annual Report and Form 10-K are available
on our website or upon written request to:
Myers Industries, Inc.
Attn: Investor Relations
1293 South Main Street
Akron, OH 44301

Investor Relations Contact
Monica P. Vinay
Interim CFO
Vice President, Investor Relations & Treasurer
Tel: (330) 253-5592
Fax: (330) 761-6166

BOARD OF DIRECTORS

F. Jack Liebau, Jr.
Chairman of the Board of Directors,
Managing Director, Beach Investment Counsel

Yvette Dapremont Bright
President, Brighter Horizon Foundation

Sarah R. Coffin
Former CEO of Aspen Growth Strategies, LLC

Ronald M. De Feo
Former President, CEO and Executive Chairman
of Kennametal Inc. (NYSE: KMT) and a founding
partner of Nonantum Capital Partners, LLC

William A. Foley
Former Executive Chairman & CEO,
Libbey Inc. (NYSE: LBY)

Jeffrey Kramer
Former CEO, Schweitzer-Mauduit International, Inc.
(NYSE: SWM)

Bruce M. Lisman
Former Chairman of the Global Equity Division,
JP Morgan Chase & Co. (NYSE: JPM)

Lori Lutey
Former EVP & CFO, Schneider National
(NYSE: SNDR)

Michael P. McGaugh
President & CEO,
Myers Industries, Inc. (NYSE: MYE)

CORPORATE OFFICERS

Michael P. McGaugh
President & Chief Executive Officer

Monica P. Vinay
Interim CFO
Vice President, Investor Relations & Treasurer

Jeffrey J. Baker
Vice President, Shared Services

James H. Gurnee
Vice President, Sales, Marketing
& Commercial Excellence

Paul A. Johnson
Vice President, Distribution Segment

NYSE Disclosures
In 2022, the Company submitted to the New York Stock Exchange an unqualified Section 12(a) certification by its chief
executive officer indicating that he was not aware of any violation by the Company of the NYSE corporate governance
listing standards. In addition, the Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange
Commission contained the Section 302 and 906 certifications by the Company's chief executive officer and interim
chief financial officer.

Forward-looking Statements Disclosure
This report and the forgoing letter from our President and Chief Executive Officer contains "forward looking statements"
within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. "Forward-
looking" statements are indicated by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan,"
or any variations of these words or similar expressions. These forward-looking statements are neither historical facts
nor assurances of future performance. For a discussion of factors that could cause future results to differ from historical
performance or those forward-looking statements, see "Item 1A. Risk Factors" beginning on page 10 of the attached
Annual Report on Form 10-K for the year ended December 31, 2022 and recent Quarterly Reports on Form 10-Q and
Current Reports on Form 8-K filed with the Securities and Exchange Commission, which are available on the SEC's
website at www.sec.gov. Myers Industries disclaims any obligation or intention to update forward-looking statements
and the estimates and assumptions associated with them.



   

   

  

Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
myersindustries.com